As filed with the Securities and Exchange Commission on January 6, 2004

Registration No. 333-109840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RAE SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0588488
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1339 Moffett Park Drive

Sunnyvale, California 94089

(408) 752-0723

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert I. Chen

Chief Executive Officer

RAE Systems Inc.

1339 Moffett Park Drive

Sunnyvale, California 94089

(408) 752-0723

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Joseph Ng Vice President, Business Development and Chief Financial Officer RAE Systems Inc. 1339 Moffett Park Drive Sunnyvale, California 94089 (408) 752-0723	Peter M. Astiz, Esq. Eric H. Wang, Esq. Gray Cary Ware & Freidenrich LLP 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000

Approximate date of commencement of proposed sale to the public:   From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Securities Registered for Primary Offering:

Convertible Preferred Stock

Preferred Stock

Common Stock, $0.001 par value

Securities Warrants

Total Offered in Primary Offering		$30,000,000	$2,427.00

Securities Registered for Selling Stockholders:

Common Stock, $0.001 par value	1,800,000	$6,255,000	$506.03

Aggregate Securities for Primary Offering and Selling Stockholders		$36,255,000	$2,933.03

1.	Pursuant to Rule 457(o) and General Instruction II.D. of Form S-3 under the Securities Act of 1933, the table does not specify by each class information as to the amount to be registered, the proposed maximum aggregate price per unit or the proposed maximum aggregate offering price. In addition to such presently indeterminate principal amount or number of shares of convertible preferred stock, preferred stock, common stock and securities warrants as may be offered, from time to time, of RAE Systems Inc. being registered hereunder, there are also being registered hereunder such presently indeterminate principal amount or number of shares of convertible preferred stock, preferred stock, common stock and securities warrants as are issuable upon conversion, exchange, exercise or settlement of securities registered hereunder. No separate cash consideration will be received for any securities registered hereunder that are issued upon conversion of, or in exchange for, other securities registered hereunder. For each class of security, the amount to be registered, the proposed maximum aggregate price per unit and the proposed maximum aggregate offering price will be determined from time to time by RAE Systems Inc. in connection with the issuance of the securities registered hereunder. In no event will the aggregate offering price of all securities issued in the primary offering from time to time by RAE Systems Inc. pursuant to the prospectus contained in this registration statement exceed $30,000,000 nor will the aggregate offering price of all securities issued from time to time by RAE Systems Inc. and the selling stockholders combined pursuant to the prospectus contained in this registration statement exceed $36,255,000. Except with respect to any securities warrants, which may provide for an exercise price in connection with the issuance of securities thereunder, no separate cash consideration will be received for any securities registered hereunder that are issued upon conversion of, or in exchange for, other securities registered hereunder. The aggregate offering price of any such warrants plus the aggregate consideration that may be received upon issuance of all registered securities underlying warrants will be deducted from the aggregate dollar amount of the securities that may be issued under this registration statement at the time of issuance of any such warrants. At the time of any issuance of such warrants, the maximum number of shares of common stock or preferred stock issuable upon exercise of the warrants, based upon a good-faith estimate, will be allocated from the remaining aggregate dollar amount of securities that may be issued under this registration statement. If the actual number of shares to be issued is greater than that estimated, another prospectus supplement will be filed to allocate the additional securities, and if the remaining aggregate dollar amount of the securities that may be issued under this registration statement is insufficient to permit such allocation, a new registration statement will be filed to register the additional securities.
2.	Includes shares of common stock offered by the selling stockholders in an aggregate amount of $6,255,000, which amount has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based on the average of the high and low prices of the common stock, as reported by the American Stock Exchange on October 15, 2003.
3.	Calculated pursuant to Rules 457(c) and 457(o) on the basis of $36,255,000, the proposed maximum aggregate offering price of the securities to be offered by RAE Systems Inc. and the selling stockholders.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2004

PROSPECTUS

$30,000,000

plus

1,800,000 shares of common stock to be offered by the selling stockholders.

RAE SYSTEMS INC.

CONVERTIBLE PREFERRED STOCK

PREFERRED STOCK

COMMON STOCK

SECURITIES WARRANTS

We may offer and sell, from time to time, up to $30,000,000 of any of the following securities under this prospectus:

•	shares of convertible preferred stock;

•	shares of preferred stock;

•	shares of common stock, $0.001 par value; and

•	securities warrants.

In addition, we may offer and sell, from time to time, up to 1,800,000 shares of common stock, $0.001 par value, of the selling stockholders named in this prospectus. The securities under this prospectus may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, at negotiated prices or by any other lawful method. See the “Plan of Distribution” section below. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities, which may include sales to or through underwriters, agents, dealers or other purchasers. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplements carefully before making an investment in our securities. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

This prospectus also relates to the public offering of shares of our common stock by the selling stockholders named in this prospectus. We will receive no part of the proceeds of the sale of any shares offered in this prospectus by the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders.

Our common stock is quoted on the American Stock Exchange under the symbol “RAE.” On January 5, 2004, the last reported sale price of our common stock on the American Stock Exchange was $3.32. We have no current intention to list the other classes of securities being offered under this prospectus on any securities exchange or to designate such securities for quotation on the NASDAQ Stock Market.

INVESTING IN ANY OF OUR SECURITIES INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN THE SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 6, 2004.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements before making an investment decision.

RAE Systems Inc.

We are a leading global developer and manufacturer of rapidly-deployable, multi-sensor chemical detection monitors and networks for homeland security and industrial applications. In addition, we offer a full line of portable single-sensor chemical and radiation detection products. Our technologically advanced products are based on proprietary technology, and include portable, wireless and fixed atmospheric monitors and photo-ionization detectors, and gamma and neutron detectors. Our products enable the military and first responders such as firefighters, law enforcement and other emergency management personnel to detect and provide early warning of weapons of mass destruction and other hazardous materials. Industrial applications include the detection of toxic industrial chemicals, volatile organic compounds and petrochemicals.

We were founded in 1991 to develop technologies for the detection and early warning of hazardous materials. We have a broad patent portfolio consisting of 18 issued and pending patents that are the basis for many of our products. For example, our patented photo-ionization detector technology allows our products to rapidly and reliably indicate many toxic chemicals and vapors in the part-per-billion range readings. In 1994, we expanded our operations into Shanghai, China, giving us access to high-quality, cost-efficient manufacturing and world-class research capabilities.

Our products are used by many U.S. government agencies, including the Department of Homeland Security, the Department of Justice, and the Department of State, as well as all branches of the U.S. military, and by numerous city and state agencies. Our end users also include many of the world’s leading corporations in the airline, automotive, computer and oil industries. Our products are used in civilian and government atmospheric monitoring programs in over 50 countries. Several government agencies and departments have standardized their programs based on our products for hazardous materials incident response.

Industry Background

The market for our products has evolved from being strictly focused on environmental and industrial monitoring to now encompassing public safety and the threat of terrorism. The increasing concerns about domestic terrorist attacks in the United States as well as the increasing risks of unconventional methods of attack using chemical or radiological agents has created the need for technologically advanced, hazardous material detection devices to address the vulnerability of public venues to such attacks. In response to such risks, the U.S. Congress has authorized a fiscal year 2003 federal budget of $33.6 billion for the Department of Homeland Security.

The need for sophisticated monitoring has been most apparent for emergency response personnel, who are typically the first to arrive on the scene. To date, most first responders have not been trained for and have not carried chemical and radiological detection equipment to detect harmful agents, preventing them from recognizing a potentially lethal situation. We believe first responders need a suite of products that provide a practical, comprehensive solution to protect them from this danger. The following features are important to this solution:

•	portability for easy transport;

•	rapid deployment for emergency response;

•	fast and reliable detection of a broad array of chemicals;

•	an open system architecture that allows networking among multiple detectors; and

•	wireless networking for monitoring from remote locations.

To address these and other shortcomings, the President’s budget authorizes in excess of $2.0 billion to better train, equip and support the over 1.7 million firefighters, police officers and emergency medical technicians in the United States. We believe that a significant portion of this amount will be spent for chemical and/or radiological detection products and services.

The same equipment capabilities that are necessary to support first responders are also necessary to address other areas where there are increasing demands for chemical and radiation detection. For example, the United States is focused on maintaining the security of its ports, and this security is dependent upon effective cargo container security and monitoring measures being efficiently applied in order to thwart the introduction of hazardous chemical and radiological devices into the country. The United States alone receives approximately six million loaded containers per year in its 361 seaports. Similarly, indoor air quality and security is a key issue for both the industrial and environmental industries. With harmful toxic industrial chemicals creating a potentially dangerous work environment for employees as well as risks of terrorist attacks against public and private buildings through airborne chemical and radiological agents, a need exists for the constant monitoring of air quality.

While attention has shifted primarily to public safety and the threat of terrorism, the market for our products remains active in the more traditional fields of environmental and industrial monitoring. The continued application of our products in these established markets stems from the dependence of numerous key industries on sensors since they provide vital information that can affect worker safety, products, processes, and systems. According to The Freedonia Group, the overall demand for gas and chemical sensors in the U.S. is expected to reach 61 million units by 2006, up from 43 million in 2001, a compounded annual growth rate of 7.2%. A few examples of the prevalent need for monitoring in the environmental and industrial industries include:

•	chemicals and manufacturing (process control);

•	municipal and volunteer fire departments (arson investigations);

•	petroleum (leaks and explosive vapors);

•	transportation (airplane wing tank entry); and

•	hazardous materials clean-up (environmental remediation).

Our Strengths

We believe that we are well positioned to compete in today’s market through our various strengths. These strengths include:

•	our comprehensive product portfolio;

•	our position as a technological leader in the industry;

•	our established customer base;

•	our state-of-the-art, cost-efficient manufacturing; and

•	our strong research, development and engineering capabilities.

Our Strategy

Since our inception, we have focused on becoming a leader in the development of hazardous materials detection monitoring devices. We intend to maintain this focus by pursuing the following strategies:

•	aggressively pursue the homeland security market;

•	aggressively pursue the rapidly expanding network detection market;

•	continue to develop new products and solutions;

•	expand the applications for which our products can be used;

•	leverage our cost-efficient infrastructure; and

•	selectively pursue acquisitions, joint ventures and licensing agreements.

Our Challenges and Certain Risks We Face

Our ability to capitalize on our strengths and implement our strategy faces a number of challenges and risks, including:

•	the highly-competitive gas detection monitoring device market;

•	the rapidly-evolving product needs of the first responder community and our other customers;

•	the dependence of our many of our customers on federal, state and local government funding;

•	the ability of our competitors to develop alternative technology or develop a broader array of products; and

•	our dependence on members of our management team to develop new products, maintain good customer relations and identify new business opportunities.

For further information about these challenges and other risks, see “Risk Factors” beginning on page 5. You should carefully consider all of the risk factors together with all of the other information included in this prospectus and in any accompanying prospectus supplement.

Corporate Information

Our principal executive offices are located at 1339 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is (408) 752-0723, and our website is located at www.raesystems.com. Information on our website is not a part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

Set forth below are summary statements of operations data for the nine months ended September 30, 2003 and 2002, and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, and summary balance sheet data as of September 30, 2003 and as of December 31, 2002, 2001, 2000, 1999 and 1998. The summary financial data as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, are derived from RAE’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of December 31, 2000 and 1999, and for the year ended December 31, 1999, are derived from RAE’s audited consolidated financial statements not included in this prospectus. The summary financial data as of September 30, 2003 and December 31, 1998, and for the nine months ended September 30, 2003 and 2002, and for the year ended December 31, 1998, has been derived from the unaudited consolidated financial statements of RAE and has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial data as of these dates and for these periods. The financial data for the nine months ended September, 2003 are not necessarily indicative of the results that may be expected for any future period or for a full year. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)	(Unaudited)					(Unaudited)
Statement of Operations Data:
Net sales	$22,767,800	$15,581,700	$21,844,800	$19,013,600	$18,194,100	$10,832,900	$9,436,300
Gross margin	$13,955,700	$9,003,800	$13,070,700	$11,971,700	$11,615,100	$7,702,600	$6,629,100
Operating income (loss)	$2,952,600	$(9,535,700)	$(8,970,400)	$(97,200)	$1,281,700	$822,300	$2,116,000
Net income (loss)	$2,294,600	$(9,835,900)	$(9,454,800)	$136,800	$829,200	$505,900	$1,397,200
Basic income (loss) per share	$0.05	$(0.26)	$(0.24)	$0.01	$0.04	$0.02	$0.06
Diluted income (loss) per share	$0.05	$(0.26)	$(0.24)	$0.00	$0.02	$0.01	$0.04
Weighted-Average Common Shares:
Basic outstanding shares	45,914,155	37,976,136	39,902,169	24,154,797	22,864,656	22,573,482	22,392,586
Diluted outstanding shares	49,909,777	37,976,136	39,902,169	37,067,871	35,436,168	35,002,580	32,923,678

	At September 30,	At December 31,
	2003	2002	2001	2000	1999	1998
	(Unaudited)					(Unaudited)
Balance Sheet Data:
Working capital	$11,991,500	$8,350,900	$5,105,900	$4,528,900	$1,280,000	$2,665,400
Total assets	$19,204,500	$16,669,700	$15,043,200	$12,706,400	$8,804,600	$5,546,100
Long-term liabilities	$376,800	$384,500	$644,300	$819,100	$450,600	$39,800
Total shareholders’ equity	$14,157,000	$10,859,700	$3,438,500	$2,954,800	$2,034,000	$3,267,900

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding to purchase any of the securities offered by this prospectus and any accompanying prospectus supplement. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Our future revenues are unpredictable, our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include significant shortfalls in revenue relative to our planned expenditures, market acceptance of our products, ongoing product development and production, competitive pressures and customer retention.

It is likely that in some future quarters our operating results may fall below the expectations of investors. In this event, the trading price of our common stock could significantly decline.

The market for gas detection monitoring devices is highly competitive, and if we cannot compete effectively, our business may be harmed.

The market for gas detection monitoring devices is highly competitive and we expect the emerging wireless gas monitoring system market to be equally competitive. Competitors in the gas monitoring industry differentiate themselves on the basis of their technology, quality of product and service offerings, cost and time to market. Our primary competitors include Industrial Scientific Corporation, Mine Safety Appliances Company, BW Technologies, Ion Science, PerkinElmer, Inc., Draeger Safety Inc., Gastec Corporation and Bacou-Dalloz Group. Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than us. In addition, some of our competitors may be able to:

•	devote greater resources to marketing and promotional campaigns;

•	adopt more aggressive pricing policies; or

•	devote more resources to technology and systems development.

In light of these factors, we may be unable to compete successfully.

We might not be successful in the development or introduction of new products and services in a timely and effective manner, and, consequently, we may not be able to remain competitive and the results of operations may suffer.

Our revenue growth is dependent on the timely introduction of new products to market. We may be unsuccessful in identifying new product and service opportunities or in developing or marketing new products and services in a timely or cost-effective manner. In addition, while our current technology enables us to create products targeted to address the evolving market, we are unable to foresee whether we will continue to have the necessary technology in the future. In developing new products, we may be required to make significant investments before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers’ needs and future activities, we may invest heavily in research and development of products that do not lead to significant sales.

We have recently expanded our current business of providing gas detection instruments to include radiation detection and wireless systems for local and remote security monitoring. While we perceive a large market for such products, the radiation detection and wireless systems markets are still evolving, and we have little basis to assess the demand for these products and services or to evaluate whether our products and services will be accepted by the market. If our radiation detection products and wireless products and services do not gain broad market acceptance or if we do not continue to maintain the necessary technology, our business and results of operations will be harmed.

In addition, compliance with safety regulations, specifically the need to obtain regulatory approvals in certain jurisdictions, could delay the introduction of new products by us. As a result, we may experience delays in realizing revenues from our new products.

We may not be successful in promoting and developing our brand, which could prevent us from remaining competitive.

We believe that our future success will depend on our ability to maintain and strengthen the RAE Systems brand, which will depend, in turn, largely on the success of our marketing efforts and ability to provide our customers with high-quality products. If we fail to successfully promote and maintain our brand, or incur excessive expenses in attempting to promote and maintain our brand, our business will be harmed.

We depend on facilities located outside of the United States to manufacture a substantial portion of our products, which subjects us to additional risks.

A significant portion of our products and components are manufactured at our facility in Shanghai, China. Our business is subject to risks normally associated with conducting business outside the United States, such as foreign government regulations, changes in environmental laws, nation-specific or region-specific certifications, political unrest, disruptions or delays in shipments, fluctuations in foreign currency exchange rates and changes in the economic conditions in the countries in which our raw materials suppliers, service providers, and customers are located. Our business may also be adversely affected by the imposition of additional trade restrictions related to imported products, including quotas, duties, taxes and other charges or restrictions. If any of the foregoing factors were to render the conduct of business in a particular country undesirable or impractical, or if our current foreign manufacturing sources were to cease doing business with us for any reason, or if our ability to transfer products between China and other regions of the world were impeded, our business and results of operations could be adversely affected.

Any failure to adequately protect and enforce our intellectual property rights could harm our business.

We regard our intellectual property as critical to our success. We rely on a combination of patent, trademark, copyright, trade secret laws and non-disclosure agreements and confidentiality procedures to protect our proprietary rights. Notwithstanding these laws, we may be unsuccessful in protecting our intellectual property rights or in obtaining patents or registered trademarks for which we apply. Although processes are in place to protect our intellectual property rights, we cannot guarantee that these procedures are adequate to prevent misappropriation of our current technology or that our competitors will not develop technology that is similar to our own. While there is no single patent or license to technology of material significance to the Company, our ability to compete is affected by our ability to protect our intellectual property rights in general. For example, we have a collection of patents related to our photo-ionization detector technology of which the first of such patents expires in 2012, and our ability to compete may be affected by any competing similar or new technology. In addition, if we lose the licensing rights to a patented or other proprietary technology, we may need to stop selling products incorporating that technology and possibly other products, redesign our products or lose a competitive advantage. We cannot ensure that our future patent applications will be approved or that our current patents will not be challenged by third parties. Furthermore, we cannot ensure that, if challenged, our patents will be found to be valid and enforceable.

Any litigation relating to our intellectual property rights could, regardless of the outcome, have a material adverse impact on our business and results of operations.

We might face intellectual property infringement claims that might be costly to resolve and affect our results of operations.

We may, from time to time, be subject to claims of infringement of other parties’ proprietary rights or claims that our own trademarks, patents or other intellectual property rights are invalid. Any claims of this type, regardless of merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources or require us to enter into royalty or license agreements. The terms of any such license agreements may not be available on reasonable terms, if at all, and the assertion or prosecution of any infringement claims could significantly harm our business.

Some of our products may be subject to product liability claims which could be costly to resolve and affect our results of operations.

There can be no assurance that we will not be subject to third-party claims in connection with our products or that any indemnification or insurance available to us will be adequate to protect us from liability. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our business and results of operations.

We may lose sales if our distributors stop selling our products.

We distribute our products primarily through distributors. We derive approximately 90% of our revenues via our sales distribution channels, and, as a result, we are dependent upon these distributors to sell our products and to assist us in promoting and creating a demand for our products. We believe that our future growth depends on the efforts of these distributors. As of the nine-month period ended September 30, 2003, 25 distributors cumulatively account for approximately 40% of our total product sales. In addition, the contractual obligations of our distributors to continue carrying our products must be renewed annually. If one or more of our distributors were to experience financial difficulties or become unwilling to promote and sell our products for any reason, including any refusal to renew their commitment as our distributor, we might not be able to replace such lost revenue, and our business and results of operations could be materially harmed.

Because we purchase a significant portion of our component parts from a limited number of third party suppliers, we are subject to the risk that we may be unable to acquire quality components in a timely manner, which could result in delays of product shipments and damage our business and operating results.

We currently purchase component parts used in the manufacture of our products from a limited number of third party suppliers. We depend on these suppliers to meet our needs for various sensors, microprocessors and other material components. While other third party suppliers exist, we are dependent on the quality of the components supplied to us by our existing vendors which we may not be able to obtain from other third party suppliers. Should we encounter shortages and delays in obtaining components, we might not be able to supply products in a timely manner, and our business could be adversely affected.

Any future acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value or harm our results of operations.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. The process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume much of our management’s time and attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. Future acquisitions could result in dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses related to goodwill recognition and other intangible assets, any of which could harm our business.

Our ownership interest in REnex will cause us to incur losses that we would not otherwise incur.

We own approximately 36 percent of REnex Technology Ltd., a wireless systems company still in the research and development stage, and which to date has not generated any revenues. We are required to incorporate our share of its expenses as losses in our Consolidated Statements of Operations. If REnex does not begin to generate revenues at the level we anticipate or otherwise incurs greater losses, we could incur greater losses than we anticipate and our results of operations will suffer.

The adoption of the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation as provided for in SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123 will have a significant impact on our financial statements.

In connection with our merger with Nettaxi.com, certain options under our 1993 Stock Plan became subject to variable accounting in accordance with FASB Interpretation No. 44 (FIN 44). To eliminate the variable effects of such accounting treatment, we have adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation, effective January 1, 2003, under the modified prospective method as provided for in SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123. These fair value recognition provisions generally result in stock-based compensation charges for options granted under our 1993 and 2002 stock option plans. While our interim financial statements herein for the nine-month period ended September 30, 2003 reflect a non-cash compensation charge of only $496,900, these charges may increase significantly depending on the number of options granted in the future and, to a lesser extent, upon the volatility of our stock and the life of such options. Stock-based compensation charges have significantly impacted our financial statements, and will continue to impact our financial statements on a prospective basis.

Future sales of our common stock by existing stockholders could adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market in the future could reduce the prevailing market prices for our common stock. Because approximately 50.8% of our common stock is beneficially owned by our officers and directors, future sales of large positions by the holders of such shares could adversely affect the trading price of our common stock. Specifically, this registration statement allows certain officers to sell up to 1,800,000 shares of our common stock. These sales, or the perception that these sales could occur, could adversely impact trading price of our common stock.

Our business could suffer if we lose the services of any of our executive officers.

Our future success depends to a significant extent on the continued service of our executive officers, including Robert I. Chen, Joseph Ng, Peter Hsi and Hong Tao Sun. We have no employment agreements with any of these officers. The loss of the services of any of our executive officers could harm our business.

Our officers, directors and principal stockholders beneficially own approximately 50.8% of our common stock and, accordingly, may exert substantial influence over the company.

Our executive officers and directors and principal stockholders, in the aggregate, beneficially own approximately 50.8% of our common stock. These stockholders acting together have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of the directors, amendment of our certificate of incorporation, and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. Furthermore, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination, and may substantially reduce the marketability of our common stock.

Provisions in our charter documents and Delaware law could prevent or delay a change in control of the company, which could reduce the market price of our common stock or discourage potential acquirers from offering a premium over the prevailing trading price of our common stock.

Provisions in our certificate of incorporation and bylaws could have the effect of delaying or preventing a change of control of the company or changes in our management. For example, our certificate of incorporation contains provisions eliminating the right of stockholders to act by written consent, providing for the ability to issue up to 1,000,000 shares of preferred stock with rights, privileges and restrictions as designated by the board, establishing supermajority voting requirements for the amendment or repeal of certain provisions of the certificate of incorporation and providing for a classified board of directors. Our bylaws contain provisions requiring advance notice of stockholder proposals or board nominations, as well as the procedures for conduct at stockholder meetings. In addition, we are subject to the the provision of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of discouraging or preventing a potential acquirer from offering our stockholders a premium over the prevailing trading price of our common stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under a shelf registration process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $30,000,000. In addition, the selling stockholders named herein may, over time, sell up to an aggregate of 1,800,000 shares of our common stock. This prospectus provides you with a general description of the securities we or the selling stockholders may offer. Each time we or the selling stockholders sell securities, we will provide a prospectus and a prospectus supplement that will contain specific information about the terms of that particular offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The information in this prospectus is accurate as of December 8, 2003. You should read both this prospectus and the applicable prospectus supplement, if any, together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “we,” “us,” “our,” “RAE” or “RAE Systems” are to RAE Systems Inc. and its subsidiaries on a consolidated basis. We maintain a website at www.raesystems.com. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy at prescribed rates any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” the information we file, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until we sell all of the securities described in this prospectus or we earlier terminate the offering:

•	The description of our common stock contained in our Registration Statement on Form 8-A dated August 28, 2003, filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003.

•	Our Current Report on Form 8-K, filed August 28, 2003.

•	Our definitive Proxy Statement on Schedule 14A filed March 31, 2003.

We make available free of charge on or through our Internet website, www.raesystems.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Investor Relations Department

RAE Systems Inc.

1339 Moffett Park Drive

Sunnyvale, California 94089

(408) 752-0723

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus (including information incorporated or deemed incorporated by reference herein) contains “forward-looking statements” within the meaning of the Private Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on our current expectations, estimates, forecasts, and projects as well as the current beliefs and assumptions of our management. Words such as “outlook,” “believes,” “expects,” “appears,” “may,” “will,” “should,” “anticipates,” or the negative thereof or comparable terminology, are intended to identify such forward looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed under the section entitled “Risk Factors” below and elsewhere in this prospectus, in any prospectus supplement, and in our other reports filed with the SEC. Many of such factors relate to events and circumstances that are beyond our control. You should not place undue reliance on forward-looking statements.

This prospectus contains product names, trade names and trademarks of RAE and other organizations.

USE OF PROCEEDS

Unless otherwise provided in a prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, capital expenditures, future acquisitions and additions to our working capital. We will not receive any proceeds from any sales by the selling stockholders of their shares of common stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes appearing elsewhere in this prospectus.

September 30, 2003
Cash and cash equivalents	$6,678,300

Shareholders’ equity:
Common stock: $0.001 par value; 200,000,000 shares authorized;
46,591,721 shares issued and outstanding	46,600
Additional paid-in-capital	18,437,500
Cumulative other comprehensive income	3,300
Accumulated deficit	(4,330,400)

Total shareholders’ equity	14,157,000

Total capitalization	$14,157,000

The 46,591,721 shares shown as issued and outstanding at September 30, 2003 in the table above exclude:

•	5,333,551 shares of our common stock issuable upon exercise of warrants at a weighted-average exercise price of $13.22 per share;

•	1,510,084 shares of our common stock subject to outstanding options under our 1993 Stock Plan at a weighted-average exercise price of $0.076 per share;

•	2,472,302 shares of our common stock subject to outstanding options under our 2002 Stock Option Plan at a weighted-average exercise price of $1.18;

•	400,000 shares of restricted stock given to our directors at a weighted-average exercise price of $0.985;

•	869,166 shares of our common stock subject to outstanding options under the Nettaxi.com 1998 and 1999 stock option plans at a weighted-average exercise price of $26.15 per share; and

•	139,983 options under our 1993 Stock Option Plan that were exercised between October 1, 2003 and December 23, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. In some cases, readers can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those stated herein. Although management believes that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. For further information, refer to the section entitled “Risk Factors” in this prospectus. The following discussion should be read in conjunction with the condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OVERVIEW

We are a leading global developer and manufacturer of rapidly-deployable, multi-sensor chemical detection monitors and networks for homeland security and industrial applications. In addition, we offer a full line of portable single-sensor chemical and radiation detection products. We were founded in 1991 to develop technologies for the detection and early warning of hazardous materials. The market for our products has evolved from being strictly focused on environmental and industrial monitoring to now encompassing public safety and the threat of terrorism.

Our technologically advanced products are based on proprietary technology, and include portable, wireless and fixed atmospheric monitors and photo-ionization detectors and gamma and neutron detectors. Our products enable the military and first responders such as firefighters, law enforcement and other emergency management personnel to detect and provide early warning of weapons of mass destruction and other hazardous materials. Industrial applications include the detection of toxic industrial chemicals, volatile organic compounds and petrochemicals.

We generate revenue from the sale of our gas and radiation monitoring devices, smart sensing platform and solutions, and through the service and repair of our equipment. We sell our products through a network of approximately 180 distributors, which account for approximately 90% of our sales. Our customer base is varied and includes many of the world’s leading corporations in the airline, automotive, oil and computer industries. We also have a significant number of instruments currently in service with many U.S. government agencies and the armed forces, and by numerous city, state and federal agencies and departments.

In connection with becoming a public company through a reverse merger transaction with Nettaxi.com on April 9, 2002, certain options under our 1993 Stock Plan became subject to variable accounting in accordance with FASB Interpretation No. 44 (FIN 44). As of December 31, 2002, there were 2,014,941 options outstanding under the 1993 Stock Plan that were subject to variable accounting. For the year ended December 31, 2002, the financial statements herein reflect a $374,700 variable accounting charge. Based on the life of these options, the variable accounting treatment would have resulted in unpredictable stock-based compensation dependent on fluctuations in quoted prices of our common stock for the next nine years. To eliminate the variable effects of such accounting treatment, we have adopted the fair value recognition provisions of SFAS 123 for stock-based employee compensation, effective January 1, 2003, under the modified prospective method as provided for in SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123. These fair value recognition provisions generally result in stock-based compensation charges for options granted under our 1993 and 2002 stock option plans. While our interim financial statements herein for the nine-month period ended September 30, 2003 reflect non-cash compensation charges of only $496,900, these charges may increase significantly depending on the number of options granted in the future and, to a lesser extent, upon the volatility of our stock and the life of such options. Stock-based compensation charges have significantly impacted our financial statements, and will continue to impact our financial statements on a prospective basis.

In December 2001, we issued 700,000 non-plan stock purchase rights, which vested and were exercised immediately, to an officer, a director and a consultant at an exercise price of $0.125 per share. The fair value of the underlying shares of common stock on the date of issuance was approximately $700,000. Under the terms of the stock purchase agreement with these individuals, the shares were placed in escrow and were earned contingent upon the consummation of the merger with Nettaxi.com. In accordance with the terms of the merger agreement, the 700,000 shares were converted into 1,084,083 shares using an exchange ratio of 1 to 1.54869. Based on the intrinsic or fair value of the respective equity instruments as of April 9, 2002, the effective date of the merger, we recorded a non-cash compensation charge of $2.3 million. Additionally, in connection with the merger, we recorded a $2.1 million non-cash compensation charge for the 960,000 shares of stock that were issued to Baytree Capital, and a $4.3 million non-cash compensation charge for the warrants issued to Michael Gardner, Robert Rositano and Dean Rositano.

REnex Technology Ltd. (REnex) completed a $3 million private placement in July of 2002. As a result, RAE Asia’s equity and voting interest in REnex decreased from 47% to approximately 36%. Prior to July 2002, RAE Asia exercised managerial control over the day-to-day operations of REnex and held approximately 90% of the voting shares of REnex. Accordingly, prior to 2002, REnex was consolidated in our financial statements. As RAE Asia no longer owns a majority interest in the voting shares, our financial statements herein reflect a change in the accounting for REnex from the consolidated method to the equity method. This change has been applied with effect from January 1, 2002 and, accordingly, has significantly impacted the comparability of the 2002 amounts versus the 2001 amounts regarding Research and Development expenses, Equity in Loss of Unconsolidated Affiliate, and Minority Interest in Loss of Consolidated Subsidiary in the Consolidated Statements of Operations, and the Investments in Unconsolidated Affiliate in the Consolidated Balance Sheet.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, allowance for doubtful accounts, inventory allowances, warranty costs, contingencies and taxes. Actual results could differ materially from those estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the condensed consolidated financial statements.

The allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management’s control. If there were a deterioration of a major customer’s credit worthiness, or if actual defaults were higher than what has been experienced historically, our estimates of the recoverability of amounts due could be overstated. Our operating results could be adversely affected.

Inventories are stated at the lower of cost (moving weighted average method) or market. Inventory purchases are typically based on estimated future demand. In the event of a sudden and significant decrease in demand for our products, or if there were a higher occurrence of inventory obsolescence due to changing technology and customer requirements, we could be required to increase our inventory allowances. Our gross margins could be adversely affected.

We generally provide a one to three year limited liability on our products and establish the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant. If we were to experience an increase in warranty claims compared to our historical experience, or costs of servicing warranty claims were greater than expectations on which the warranty reserve has been based, our operating results could be adversely affected.

We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when management concludes that it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted.

We recognize deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the expected future tax return consequences of those differences, which are expected to be either deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits pertaining to unrealized foreign losses have been fully offset by a 100% valuation allowance as management is unable to determine that it is more likely than not that this deferred tax asset will be realized.

RESULTS OF OPERATIONS

Comparison of the Nine Months ended September 30, 2002 and 2003

Net Sales. Net sales increased from $15.6 million for the nine-month period ended September 30, 2002 to $22.8 million for the nine-month period ended September 30, 2003, an increase of 46.1%. This increase was due to a significant increase in government sales, particularly for homeland security applications where we recognized a significant increase in sales of our MultiRAE and MiniRAE 2000 products, which increased by $2.7 million, and AreaRAE mobile sensor networks, which increased by $1.8 million. We also experienced a substantial increase in Asia for indoor air quality applications in the amount of $106,000. Additionally, we recognized growth in our confined space entry products and our consumable and radiation products in the amount of $804,000.

Cost of Sales. Cost of sales increased from $6.6 million for the nine-month period ended September 30, 2002 to $8.8 million for the nine-month period ended September 30, 2003, an increase of 34.0%. This increase was primarily due to an increase in the sales volume. Gross margins increased from $9.0 million, or 57.8% of revenue, for the nine-month period ended September 30, 2002 to $14.0 million, or 61.3% of revenue, for the nine-month period ended September 30, 2003. The gross margin increased due to production efficiencies resulting from the increase in sales volume as well as our product mix, specifically the growth in our systems sales, which have higher sales margins. Our cost of materials decreased slightly during this period as a result of favorable price variances.

Sales and Marketing. Sales and marketing expenses increased from $4.0 million for the nine-month period ended September 30, 2002 to $5.1 million for the nine-month period ended September 30, 2003, an increase of 27.5%. We realized an increase in the sales and marketing cost resulting from an increase in our tradeshow and advertising presence to support our homeland defense position, our mobile sensor network solution, and our suite of radiation detectors. This increase in tradeshow and advertising expenses amounted to $569,400. Our expenses increased overseas by $190,900 to build the infrastructure to support anticipated growth in Europe and Asia.

Research and Development. Research and development expenses increased from $1.9 million for the nine-month period ended September 30, 2002 to $2.2 million for the nine-month period ended September 30, 2003, an increase of 12.0%. The increase in research and development expenses of $233,000 was primarily the result of an increase in headcount in the amount of $153,500 to support the development of a monitor that combines radiological and chemical sensors in a single unit, the development of a solution for cargo container security and inventory tracking, and the further development of our line of consumable products.

General and Administrative. General and administrative expenses increased from $3.3 million for the nine-month period ended September 30, 2002 to $3.6 million for the nine-month period ended September 30, 2003, an increase of 9.6%. This increase was due to accrued management incentives of $412,500 and the payment of an AMEX listing fee of $65,000. These were partially offset by adoption of the fair value recognition provisions of SFAS 123 for stock-based employee compensation, effective January 1, 2003, under the modified prospective method as provided for in SFAS 148. We incurred a non-cash fair value accounting charge of $496,900 in connection with our outstanding options under our 1993 and 2002 stock option plans in the nine-month period ended September 2003 as compared to a non-cash compensation charge of $592,400 in the same period of 2002.

Legal Fees and Settlement Costs. Legal fees and settlement costs decreased from $575,100 for the nine-month period ended September 30, 2002 to $130,000 for the nine-month period ended September 30, 2003. This was primarily due to the settlement of certain lawsuits including Lahey vs. Nettaxi, Envision Media vs. Nettaxi, Straugnan vs. RAE Systems vs. Ion Science.

Merger Costs. We incurred non-cash merger costs of $8.7 million for the nine-month period ended September 30, 2002 in connection with our merger transaction with Nettaxi.com. These costs were not a factor for the nine-month period ended September 30, 2003.

Other Income (Expense), net. Other Expense, net for the nine-month period ended September 30, 2002 was $263,800. For the same period in 2003, we had Other Expenses, net of $208,000, a difference of $55,800. We recognized a decrease in interest expense due to the payment of outstanding loans in the amount of $90,400, partially offset by a decrease in interest income in the amount of $22,500. Other expenses, net for the nine-month periods ended September 30, 2003 and 2002 consisted primarily of equity in loss of unconsolidated affiliate in the amount of $198,100 and $198,400, respectively.

Income Taxes. For the nine-month periods ended September 30, 2002 and 2003, we recognized tax expenses of $36,400 and $450,000, respectively. The tax expenses relating to the nine months ended September 30, 2003, consisted of a provision of $898,500 relating to the pre-tax income, reduced by $448,500 relating to the settlement with the Internal Revenue Service of certain outstanding tax assessments originating in prior years.

Net Income (Loss). Net loss for the nine-month period ended September 30, 2002 was $9.8 million, of which $9.4 million was attributable to non-cash accounting charges resulting from our merger with Nettaxi.com. For the same period in 2003, we had net income of $2.3 million. The increase primarily resulted from an increase in sales to our government customers ($2 million), an increase in the sales of our flagship products with higher margins ($1.1 million), and a decrease in our legal expenses due to the settlement of certain lawsuits ($445,100). The increase was partially offset by an increase in sales and marketing expenses, particularly advertising and direct mail ($569,447), and an increase in general and administrative expenses resulting from the accrual of management incentives ($412,500).

Comparison of Years Ended December 31, 2001 and 2002

Net Sales. Net sales increased from $19.0 million for the year ended December 31, 2001 to $21.8 million for the year ended December 31, 2002, an increase of 14.9%. This increase was primarily the result of a worldwide increase in the sales of our confined space gas monitors and the sales of our flexible multi-gas monitors with our patented photo-ionization detector in the amount of $2.2 million. We also saw an increase in the sales of our smart sensing solutions in the amount of $487,000.

Cost of Sales. Cost of sales increased from $7.0 million for the year ended December 31, 2001 to $8.8 million for the year ended December 31, 2002, an increase of 24.6%. This increase was primarily due to additional material required to support higher volume production as well as additional personnel and related expenses to support our expanding business opportunities and to bring the manufacturing of our key components in-house. Gross margins increased from $12.0 million, or 63.0% of revenue, for the year ended December 31, 2001 to $13.1 million, or 59.8% of revenue, for the year ended December 31, 2002 due to sales volume increases. The decrease in the margin as a percent of revenue, however, was attributable to increases in our manufacturing cost to support our expanding business. It was also attributable to a shift in the product mix and a decrease in the price of selected products to remain competitive in the marketplace.

Sales and Marketing. Sales and marketing expenses increased from $4.5 million for the year ended December 31, 2001 to $5.4 million for the year ended December 31, 2002, an increase of 19.4%. Sales and marketing costs increased in the amount of $510,100 to build the infrastructure to support future growth. Our advertising and sales collateral increased in the amount of $402,700 to support our wireless systems business, our new line of consumable products, and our expanding international and homeland security businesses. These increases were partially offset by a decrease in commissions resulting from the elimination of our outside sales representatives. This decrease in commissions amounted to $252,900.

Research and Development. Research and development expenses decreased from $3.3 million for the year ended December 31, 2001 to $2.5 million for the year ended December 31, 2002, a decrease of 23.1%. The decrease in research and development expenses of $758,200 was primarily the result of a change in the accounting of REnex from the consolidated method to the equity method. This was partially offset by an increase in our research and development activities in the amount of $105,700, specifically in the area of wireless communications and sensor development.

General and Administrative. General and administrative expenses increased from $3.1 million for the year ended December 31, 2001 to $4.4 million for the year ended December 31, 2002, an increase of 45.6%. As a result of being a public entity, we incurred fees, including those for public relations, SEC filings, and D&O insurance of $202,400 that we would not have otherwise incurred. We also increased our professional fees for management consulting, tax planning and preparation, and for the quarterly review and yearly audit by $703,300. Also included in the $4.4 million is an accounting charge of $374,700 relating to options granted under our 1993 Stock Plan that were subject to variable accounting.

Legal Fees and Settlement Costs. Legal fees decreased from $1.2 million for the year ended December 31, 2001 to $968,700 for the year ended December 31, 2002, a decrease of 21.7%. Our legal costs were high as a result of attorney fees and settlement costs associated with our lawsuits. Three of the five lawsuits, including Lahey vs. Nettaxi, Envision Media vs. Nettaxi, and RAE Systems vs. Ion Science, were settled or dismissed as of December 31, 2002.

Merger Costs. Merger costs were $8.7 million for the year ended December 31, 2002. Specifically, we recorded a non-cash compensation charge of $2.3 million based on the 1,084,083 shares of our common stock issued to Messrs. Ng, Flanzraich and Frost, a non-cash charge of $2.1 million based on the shares issued to Baytree Capital and a $4.3 million non-cash charge based on the warrants issued to Messrs. Gardner, Robert Rositano and Dean Rositano. These equity instruments were issued in connection with the closing of our merger with Nettaxi.

Other Income (Expense), net. Other expenses, net, for the year ended December 31, 2001 were $167,100. For the same period in 2002, we had other expenses, net of $348,800, a change of $181,700. The change was primarily due to a change in the accounting of REnex from the consolidated method to the equity method of $283,700 as well as a decrease in interest income resulting from a decline in interest rates ($82,400). These changes were partially offset by a decrease in interest expense resulting from having paid off the existing loans ($175,300).

Net Income (Loss). Net income for the year ended December 31, 2001 was $136,800. For the same period in 2002, we had a net loss of $9.5 million. The decrease of net income was primarily the result of a $9.3 million non-cash accounting charge relating to merger costs and compensation, an increase in sales and marketing expenses to support the new line of consumable products and the smart sensing solutions business in the amount of $996,900, variable accounting charges of $374,700, and an increase in public company activities and professional services in the amount of $905,700. These increases were partially offset by a decrease in commissions resulting from the elimination of our outside sales representatives in the amount of $252,900 and the deconsolidation of REnex in the amount of $758,200.

Comparison of Years Ended December 31, 2000 and 2001

Net Sales. Net sales increased from $18.2 million for the year ended December 31, 2000 to $19.0 million for the year ended December 31, 2001. Sales for the year ended December 31, 2000 included the recognition of $3.8 million from a single contract, the proceeds of which were recognized entirely in 2000. Excluding revenue derived from the contract, our net sales increased by $4.6 million, or 31.9%, primarily for environmental remediation applications for the year ended December 31, 2001 as compared to the year ended December 31, 2000.

Cost of Sales. Cost of sales increased from $6.6 million for the year ended December 31, 2000 to $7.0 million for the year ended December 31, 2001. The increase was due primarily to an increase in sales. Gross margins decreased from 63.8% for the year ended December 31, 2000 to 63.0% for the year ended December 31, 2001. The decrease in gross margins was primarily the result of decreases in the prices of certain confined space products in order to remain competitive in the market place. This decrease was offset by the introduction of new products with higher gross margins.

Sales and Marketing. Sales and marketing expenses decreased from $4.6 million for the year ended December 31, 2000 to $4.5 million for the year ended December 31, 2001. The decrease was due primarily to a decrease in trade show expenses in the amount of $56,075.

Research and Development. Research and development expenses increased from $3.2 million for the year ended December 31, 2000 to $3.3 million for the year ended December 31, 2001. The completion of the development of various products resulted in a reduction of approximately $500,000 in research and development expenses in 2001 as personnel costs, consulting fees and raw materials costs associated with such development were eliminated. The reclassification of five employees from research and development to manufacturing resulted in a decrease of $176,000 of research and development expenses in 2001. The consolidation of REnex, our 47% owned subsidiary resulted in an increase of research and development expenses of $792,000 for the year ended December 31, 2001.

General and Administrative. General and administrative expenses increased from $2.2 million for the year ended December 31, 2000 to $3.1 million for the year ended December 31, 2001. The increase was primarily due to additional personnel and personnel related expenses in the amount of $73,596 as well as an increase in bad debt and miscellaneous reserves in the amount of $150,000. Also, in connection with various stock option grants to employees and consultants, RAE incurred non-cash compensation charges of $200,100 for the year ended December 31, 2001 as compared to $62,100 for the year ended December 31, 2000.

Legal Fees and Settlement Costs. Legal fees and settlement costs increased from $291,100 for the year ended December 31, 2000 to $1.2 million for the year ended December 31, 2001. The increase was primarily due to costs associated with the settlement and litigation of various lawsuits, including Dragerwerk vs. RAE Systems and Gastec vs. RAE Systems.

Other Income (Expense), net. Other expenses, net, were $61,800 for the year ended December 31, 2000 and $167,100 for the year ended December 31, 2001. The increase was primarily attributable to a decrease in interest income resulting from a decline in interest rates in the amount of $61,500.

Net Income (Loss). Net income decreased from $829,200 for the year ended December 31, 2000 to $136,800 for the year ended December 31, 2001. The decrease in net income was primarily the result of an increase in legal fees and settlement costs ($945,800), an increase in general and administrative expenses ($819,800), and the increased research and development activity at REnex ($427,300), which was partially offset by an increase in sales ($819,500).

Liquidity and Capital Resources

To date, we have financed our operations primarily through bank borrowings, revenues from operations and proceeds of issuances of equity securities. As of September 30, 2003, we had $6.7 million in cash and cash equivalents. At September 30, 2003, we had $12.0 million of working capital (the excess of current assets over current liabilities) and had a current ratio of 3.6 to 1.0. We also have a $3 million line of credit for future growth expansion.

Net cash used by operating activities for the nine months ended September 30, 2003 was $86,200, as compared with net cash provided by operating activities of $451,000 for the nine months ended September 30, 2002. The unfavorable effects on operating cash flows is due primarily to changes in operating assets and liabilities, specifically accounts receivable of $2.3 million, income taxes payable of $1.1 million and inventories of $947,400. These were partially offset by net income of $2.3 million, depreciation and amortization of $637,500, inventory reserve of $248,500, equity in loss of unconsolidated affiliate of $133,100 and compensation expense under fair value accounting of $496,900.

Net cash provided by investing activities for the nine months ended September 30, 2002 was $673,700, as compared with net cash used in investing activities of $484,600 for the nine months ended September 30, 2002. Net cash provided by investing activities in the nine months ended September 30, 2002 was primarily the result of the release of the restricted cash of $3.3 million resulting from having paid off our lines of credit. Cash used in investing activities in the nine months ended September 30, 2003 consisted primarily of acquisition of property and equipment in the amount of $416,300.

Net cash provided by financing activities for the nine months ended September 30, 2003 was $52,300 as compared with $1.6 million for the nine months ended September 30, 2003. Cash provided by financing activities for the nine months ended September 30, 2003 was primarily the result of the issuance of common stock of $171,900 which was offset by payments of capital lease obligations of $119,600. Cash provided by financing activities for the nine month period ended September 30, 2002 consisted primarily of net proceeds from our merger with Nettaxi.com of $6.2 million, partially offset by payments on notes payable and lines of credit of $4.4 million.

We believe that our existing balances of cash and cash equivalents, together with cash generated from product sales, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next twelve months. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments, and future results of operations. Any future financing we may require may be unavailable on favorable terms, if at all. Any difficulty in obtaining additional financial resources could force us to curtail our operations or could prevent us from pursuing our growth strategy. Any future funding may dilute the ownership of our shareholders.

Contractual Cash Obligations

The following table quantifies our future contractual obligations as of December 31, 2002:

	Total	2003	2004	2005	2006	2007	Thereafter
Contractual Obligations:
Operating Leases	$3,238,200	$493,700	$508,800	$488,700	$420,200	$396,300	$930,500
Capital Leases	285,600	178,400	107,200	—	—	—	—

TOTAL	$3,523,800	$672,100	$616,000	$488,700	$420,200	$396,300	$930,500

Market Risk

The following discussion analyzes our disclosure to market risk related to concentration of credit risk, changes in interest rates and foreign currency exchange rates.

Concentration of Credit Risk

Currently, we have cash and cash equivalents deposited with two large United States financial institutions, one large Hong Kong financial institution, two large Shanghai financial institutions and one large Danish financial institution. Our deposits may exceed the amount of insurance available to cover such deposits. To date, we have not experienced any losses of deposits of cash and cash equivalents. Management regularly reviews our deposit amounts and the credit worthiness of the financial institution which holds our deposits.

Interest Rate Risk

As of September 30, 2003, we had cash and cash equivalents of $6.7 million consisting of cash and highly liquid short-term investments. The impact of interest rate fluctuations was immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.

Foreign Currency Exchange Rate Risk

To date, a substantial portion of our recognized revenue has been denominated in United States dollars and generated primarily from customers in the United States, and our exposure to foreign currency exchange rates has been immaterial. As sales to our international customers increase, our operating results may become subject to significant fluctuations based upon changes in exchange rates of specific currencies in relation to the United States dollar. Furthermore, to the extent that we engage in international sales denominated in United States dollars, any fluctuation in the value of the United States dollar relative to foreign currencies could affect our competitive position in the international markets. Although we would continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities (SFAS 146). This Statement requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. We have elected to adopt the fair value recognition provisions of SFAS 123 for stock-based employee compensation, effective January 1, 2003 under the modified prospective method as provided for in SFAS 148. The effects of the adoption of SFAS 123 in accordance with SFAS 148 are reflected in our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on our financial position or results of operations.

BUSINESS

We are a leading global developer and manufacturer of rapidly-deployable, multi-sensor chemical detection monitors and networks for homeland security and industrial applications. In addition, we offer a full line of portable single-sensor chemical and radiation detection products. Our technologically advanced products are based on proprietary technology, and include wireless monitoring technology, photo-ionization detectors, and gamma and neutron detectors. Our products enable the detection and early warning of weapons of mass destruction, toxic industrial chemicals and other hazardous materials.

We were founded in 1991 to develop technologies for the detection and early warning of hazardous materials. Since our inception we have a history of innovating and introducing revolutionary new products. For example, we:

1994 1995	- -	Introduced MiniRAE professional PID Received PID patent approval
1996	-	Introduced MultiRAE (multiple gas) PID monitors
1998	-	Received ISO 9001 certification Introduced MiniRAE 2000 handheld PID
1999	-	Introduced ppbRAE
2000	-	Introduced AreaRAE family of mobile sensor network-based gas detection systems
2002	-	Introduced RAEGuard PID and IAQRAE, the first portable IAQ monitor to include CO2, PID, relative humidity and temperature
2003	-	Planned introduction of AreaRAE Gamma

Industry Background

The market for chemical and radiological monitors is broadly divided into two categories: (i) homeland security and (ii) industrial and environmental. Within these categories, the market is further identified into several major areas of focus such as first responders, cargo container security, military and indoor air quality and security.

Homeland Security

Increasing concerns about the risk to the public of terrorist attacks using unconventional methods such as chemical or radiological agents has created the need for technologically advanced, hazardous material detection devices. In response to such risks, the U.S. government created the Department of Homeland Security and requested a fiscal year 2003 federal budget of $33.6 billion. Of the budget request, there are several specific areas of funding where chemical and radiological monitors will help address end-users’ needs and requirements. Collectively, organizations within the Department of Homeland Security that utilize our products have been allocated $7.9 billion. In addition to the Department of Homeland Security, the Department of Defense has requested $1.1 billion for its fiscal year 2004 chemical and biological defense program, of which $441.5 million will be allocated towards contamination avoidance (consisting of detection and identification of chemical and biological agents). The following outlines the particular applications in the requested budgets:

First Responders. Within homeland security, the need for sophisticated monitoring has been most apparent for emergency response personnel, who are typically the first to arrive on the scene. To date, most first responders have not been trained for and have not carried chemical and radiological detection equipment to detect harmful agents, preventing them from recognizing a potentially lethal situation. We believe first responders need a suite of products that provide a practical, comprehensive solution to protect them from this potential danger. The following features are important to this solution:

•	portability for easy transport;

•	rapid deployment for emergency response;

•	fast and reliable detection of a broad array of chemicals;

•	an open system architecture that allows networking among multiple detectors; and

•	wireless networking for monitoring from remote locations.

To address these and other shortcomings, the President’s budget authorizes $2.8 billion to better train, equip and support the over 1.7 million firefighters, police officers and emergency medical technicians in the United States. We believe that a significant portion of this amount will be spent for chemical or radiological detection products and services.

Border and Port Security. The same equipment capabilities necessary to support first responders are also vital to areas of concern such as maintaining the security of U.S. ports and borders. Port security is dependent upon effective cargo container security and monitoring measures being efficiently applied in order to thwart the introduction of hazardous chemical and radiological devices into the country. For example, the United States alone receives approximately six million loaded containers per year in its 361 seaports, of which less than 4% are inspected. There is also a similar requirement for chemical and radiological detection equipment to assist the U.S. Coast Guard, Border Patrol and Bureau of Customs in securing coastlines and borders. To assist these organizations in this task, an amount of $5.1 billion has been requested.

Indoor Air Quality. Both governmental authorities and civilian organizations have recognized the need for pervasive indoor air quality monitoring. With the potential for harmful chemical and radiological terrorist attacks on public and private buildings as well as toxic industrial chemicals creating a potentially dangerous environment, responsible authorities have asked for a comprehensive solution that can: (i) be deployed quickly for emergency response; (ii) provide fast and reliable detection of a broad array of chemicals; (iii) work through an open system architecture that allows networking among multiple sites; and (iv) allow wireless networking for monitoring from off-site locations. The potential for such monitoring exists in a vast number of areas including school campuses, shopping malls, private office buildings, federal buildings and hospitals.

Industrial and Environmental

While attention has shifted primarily to public safety and the threat of terrorism, the market for chemical and radiological sensors remains active in the more traditional areas of environmental and industrial monitoring. The continued application of sensing products in these established markets stems from the dependence by numerous key industries on sensors since they provide vital information that can affect worker safety, products, processes, and systems. According to The Freedonia Group, the overall demand for gas and chemical sensors in the U.S. is expected to reach 61 million units by 2006, up from 43 million in 2001, a compounded annual growth rate of 7.2%.

A few examples of the prevalent need for monitoring in the environmental and industrial industries include:

•	chemicals and manufacturing (process control);

•	municipal and volunteer fire departments (arson investigations);

•	petroleum (leaks and explosive vapors);

•	transportation (airplane wing tank entry); and

•	hazardous materials clean-up (environmental remediation).

Our Strengths

We have a comprehensive product portfolio. Our broad portfolio of portable, rapidly-deployable and rugged products consists of atmospheric monitors, photo-ionization detectors, radiation detectors, gas detection tubes, sampling pumps and security monitoring devices. Our products incorporate a broad array of sensors available in the industry today, with the ability to detect over 300 chemicals. Based upon our familiarity with the market and our competition, we believe that we offer the only products with multiple sensors that can be joined in a wireless network and monitored from a base location.

We are a technological leader in the industry. We have a history of being the first to market in the industry. For example, in 1994, we introduced the world’s smallest portable photo-ionization detection monitor; in 1996, we were the first to introduce a multi-sensor chemical detection product; and in 2001, we were the first to introduce a wireless network of chemical sensors. In addition, we expect to be the first to introduce a monitor with a combination of radiological and chemical sensors in a single unit. We believe our expertise and knowledge of current and future standards for monitoring sensors through wired and wireless delivery platforms will allow us to continue to be an industry leader in developing the most appropriate design architecture for modular systems that can be quickly and efficiently reconfigured as the mission requirements dictate.

We have an established customer base. We have an impressive list of customers and end users across many governmental entities and industries that we support with our array of products and solutions. They have been used extensively in high-profile events such as the Salt Lake City Olympics, the Super Bowl, the U.S. Open golf tournament and the Major League Baseball All-Star game. In addition, our equipment has been utilized to monitor the indoor air quality and security of such high value installations as Soldier Field in Chicago and the HSBC Arena in Buffalo. We believe that use of our products by early adopters in high-profile events has led to incremental sales and customer penetration.

We have state-of-the-art, cost-efficient manufacturing. We have a state-of-the-art, cost-efficient manufacturing facility in Shanghai, China that is currently producing the majority of our shipped products. We believe that our facility will allow a significant scaling of production to both meet the needs for and allow us to leverage future growth.

We have strong research, development and engineering capabilities. We have assembled a leading team of research, development and engineering scientists consisting of 47 people, of which approximately 20% hold doctorate degrees. In addition, we are engaged in a collaborative effort with Shanghai University, which is known for its research depth in the electronics engineering, telecommunications and material science fields. This collaboration has enabled rapid, cost-efficient and high return research, development and engineering activities, including new instrument development and state-of-the-art sensor technologies.

Our Strategy

Since our inception, we have focused on becoming a leader in the development of hazardous materials detection monitoring devices. We intend to maintain this focus by pursuing the following strategies:

Aggressively Pursue the Homeland Security Market. The heightened concerns about domestic terrorist attacks in the United States triggered by recent events led to the creation of the Department of Homeland Security as well as the allocation of billions of dollars of the federal budget to counter these threats. In addition, many state and local government agencies also have committed resources to combat the threat of such attacks. As our products already address many of the needs of these governmental agencies, we intend to capitalize and become a leading provider in this growing market.

Aggressively Pursue the Rapidly Expanding Network Detection Market. We believe the market for network detection devices is growing rapidly as a result of reduced costs, increased safety and greater advanced warning that remote detection over a wide coverage area offers. Our unique combination of wireless and sensor technology is ideally positioned to satisfy this growing demand from our customer base. Our current network products enable data to be transmitted from remote locations in the field to a base station located up to two miles from the site of the detector, and can also be hosted via the Internet. For example, in May 2003, the Department of Homeland Security sponsored a simulated chemical/radiological attack in Seattle where our AreaRAE solution was used to transmit data over the emergency response network to a command and control center in Virginia.

Continue to Develop New Products and Solutions. We intend to continue to develop products and solutions based on our patented technology and ongoing research and development that are a compelling value proposition. A number of our hazardous material detection devices have been first to the market, and we expect to continue to demonstrate our ability to innovate by being the first to combine radiation and chemical detection in a wireless network device which we introduced in October 2003. The project is expected to be ready for customer delivery in March 2004.

Expand the Applications for Which Our Products Can Be Used. We intend to leverage our core technologies across a number of new applications and industries as the benefits of atmospheric hazard detection become more widely recognized. Through our marketing efforts, we are continually increasing our presence within and across markets and educating potential customers about the benefits of our products. For example, we plan to introduce our wireless sensors in cargo container security and monitoring products to improve safety and operational efficiencies.

Leverage Our Cost-Efficient Infrastructure. We have significant additional capacity in our state-of-the-art manufacturing facility in Shanghai, China. As we continue to grow our business, we expect to realize manufacturing efficiencies, thereby reducing per unit costs. In addition, we expect to benefit from significant savings by complementing our research and development cost capabilities at our headquarters in Sunnyvale, California with more cost-efficient intellectual capital available in China.

Selectively Pursue Acquisitions, Joint Ventures and Licensing Agreements. We will continue to pursue acquisitions, joint ventures and licensing agreements in order to more rapidly and effectively develop new technology. We are confident in our ability to continue to develop state-of-the-art technology; however, we also believe that the industry is very fragmented and there exists a considerable opportunity to acquire new technologies and processes to further broaden and complement our product offerings.

TECHNOLOGY

Our main strengths are in the development of sensor and measurement technology and integrated wireless technology. As an instrument manufacturer, we have differentiated ourselves from our competition by developing a broad array of specific chemical sensors, including an array of gas detectors and photo-ionization detectors.

Sensor and Measurement Technology

Our products are based on a broad array of proprietary and patented gas and chemical sensors. We design and manufacture the following sensors:

•	Photo-ionization detectors for the measurement of volatile organic compounds, highly toxic chemical warfare agents, and toxic industrial chemicals;

•	Catalytic bead pellistors for the measurement of combustible gas;

•	Non-dispersive infrared sensors for the measurement of carbon dioxide and hydrocarbons; and

•	Electro-mechanical sensors for the measurement of toxic gases such as carbon monoxide.

Our main competitive discriminator is our proprietary photo-ionization technology. Photo-ionization detectors use ultraviolet light to break up the molecules of the substances being detected into charged fragments or “ions.” This produces a flow of electrical current proportional to the concentration of contaminant. Our patented photo-ionization detector technology enables dependable, linear, part-per-billion range readings for many toxic gases and vapors. Photo-ionization detection is particularly suited to the detection of the highly toxic, long-chain, low vapor pressure volatile organic compounds associated with many toxic industrial chemicals and chemical warfare agents.

Integrated Wireless Technology

In 1999, anticipating the emergence of robust wireless networks, we began to develop wireless capabilities for our gas monitoring instruments that enable them to detect gas from remote locations. In 2000, we introduced the AreaRAE, a wireless-enabled gas detector, which allows for the real-time transmission of monitoring information from a base station located up to two miles away from the detectors. The AreaRAE enables HazMat teams, firefighters, law enforcement officials and other emergency management personnel users to remain a safe distance away from toxins, flames and explosives. The AreaRAE incorporates technologies such as global positioning system and geographic information system capabilities to create situational awareness for decision makers located in a central command and control location. In addition, the AreaRAE can be made to interface with the Internet, making our measurements available from virtually any location with Internet access. We intend to further enhance our products to include video or imaging capabilities that will enable security monitoring.

In addition, we own approximately 36% of REnex, a wireless systems company still in the research and development stage. REnex is targeting to develop wireless high-powered modem technology, which we believe we will be able to use in our wireless products.

Radiation Technology

Depending on application needs and market price point requirements, we develop and/or license the appropriate radiation technologies. Through licensing arrangements and internal development, we have acquired alpha, gamma and neutron particle detection technologies and products. These are highly sensitive instruments capable of detecting low levels of radiation on a real time basis which makes them ideal for border control applications. This is in contrast to dosimeters, which are used in nuclear plants to protect personnel from long-term radiation exposure.

Our scintillating crystal-based sensors detect low levels of radiation and are ideal for detecting illicit trafficking of radiological material. Our cost-efficient, low-power consumption devices enable us to address low-maintenance, long-term stability requirements in both the cargo container security and indoor air quality/security markets.

PRODUCTS

We manufacture technologically advanced portable single and multiple sensor atmospheric monitors, integrated systems, photo-ionization detectors, indoor air quality and security monitors, gas detection tubes and sampling pumps. Our products are described in detail below:

Product	Description		Application
Integrated Systems

AreaRAE	Wireless, multi-channel, integrated gas detection systems	• • • • •	HazMat and emergency response Confined space entry Plant turnarounds Venue protection Oil platform protection

Photo-ionization Detection

MiniRAE 2000	Most versatile handheld volatile organic compound monitor on the market with sensitivity range of 0 – 10,000 part-per-million	• • • •	Confined space entry Emergency response to hazardous spills Environmental remediation Soil remediation

UltraRAE	Combines vapor separation tubes and photo-ionization detection into compound-specific monitor	• • • • •	Military Crude oil production, pipelines Transportation of HazMats Refineries Plant turnarounds

ppbRAE	Most sensitive hand-held photo-ionization detection monitor in the world capable of detecting volatile organic compounds down to 1 part-per-billion	• • • •	Emergency response to hazardous spills Indoor air quality in new, sick and mixed usage buildings Personal monitoring Drug detection

ModuRAE	Permanently installed photo-ionization detection monitor with ppb resolution	• •	Hazardous waste sites Chemical factories

Radiation Detection

GammaRAE Pager	Rapid detector of gamma sources, includes cesium iodide (CsI) scintillator that provides low level detection in a compact unit	• • • •	Emergency response Customs and border patrols Law enforcement Military

NeutronRAE Pager	Rapid detector of gamma and neutron sources, includes both cesium iodide (CsI) and lithium iodide (LiI) scintillators that provide low level detection in a compact unit		Emergency response Customs and border patrols Law enforcement Military

Multi-Sensor

MultiRAE IR	One-to-five gas surveyor with CO2 and photo-ionization detection	• • •	Indoor air quality Beverage and brewery Food industry

MultiRAE PLUS	Hand-held, 1-to-5 gas monitor with lower explosive limit measurement capability, O2, two toxic sensors, and photo-ionization detector for toxic volatile organic compound detection	• • •	Confined space entry Wing tank entry HazMat

Sentry RAE	One-to-five gas area monitor with photo-ionization detection for continuous operation	• •	Confined space entry Plant turnarounds

VRAE	Hand-held 5-gas confined space monitor and sniffer	• • •	Refineries and petrochemical plants – Confined space entry, hot work permits Utilities – Cable vaults, transformer stations Waste water treatment plants

QRAE / QRAE PLUS	Economical, robust 4-gas confined space monitor	• • •	Confined space entry Refineries and petrochemicals plants Power plants

IAQRAE	Indoor air quality monitor with CO2, photo-ionization detection, relative humidity, temperature and toxic gas sensors	• • •	Indoor air quality Beverage and brewery Food industry

Single-Sensor

ToxiRAE Plus PID, Toxic, O2, LEL	Pocket-sized, single-gas monitors with plug-in smart sensors	• • •	Oil fields and refineries Mining and metals Pulp and paper mills

Tubes

Gas Detection Tubes	Single-use, single-sensor for the detection of specific chemicals	• • •	Refineries Petrochemical plants Compressed gas distribution facilities

STRATEGIC RELATIONSHIPS

To respond to the perceived need for security in maritime transport, we have collaborative arrangements with several companies in the container manufacturing industry. In addition, from time to time we enter into licensing, marketing and joint development agreements with certain parties by which we license technology or collaborate on product development and implementation or joint sales or marketing efforts.

SALES, MARKETING AND DISTRIBUTION

Most of our products are sold through a worldwide organization that includes direct sales personnel and distributors managed through our Sunnyvale, California; Hong Kong, China; and Copenhagen, Denmark offices. We have worldwide sales and distribution in locations such as the United States, Canada, Western Europe, Mexico, Latin America, Japan, Beijing, Shanghai, and Singapore. As of November 30, 2003, we employed 40 people in sales and marketing. In addition, we had a total of 180 distributors worldwide that accounted for approximately 90% of our revenues.

Currently, our predominant distribution channel is value added business-to-business and business-to-government distribution services companies that focus on the health, safety and security product markets. Many of our distributors are international companies with distribution rights in specific territories. We seek those distributors that have the greatest reach and broadest array of end-user customers. Currently, we benchmark our distributors performance according to pricing policy, volume, payment schedule, training, services, and other support programs.

Our new suite of wireless detection products, specifically the AreaRAE and its peripherals, are sold directly, with customers identified through external manufacturers’ representatives. This channel was established because of the technical expertise required to advise and sell these complex monitoring systems. Commissions are paid to the representatives based on the amount of effort extended in consummating the deal and the amount of training provided after the product is sold.

Our products are distributed globally, with approximately 77% of our revenues derived from sales in North America, approximately 13% of revenues derived from sales in Asia, and approximately 10% of revenues derived from sales in Europe for the period from January 1, 2003 through September 30, 2003.

CUSTOMERS

Our end-user customers include many U.S. government agencies in the intelligence and law enforcement community as well as all branches of the armed forces, and by numerous local, state and federal agencies and departments. We also have significant numbers of instruments currently in service with many of the world’s leading corporations in the airline, automotive, oil, computer and telecommunications industries. Our products are used in confined space entry monitoring programs throughout the world, and are used in civilian and government atmospheric monitoring programs in over 50 countries. Several government agencies and departments have standardized their programs based on our products for hazardous materials incident response.

The following is a representative list of our end-user customers from whom we believe we have derived the largest portion of our revenues for the last two fiscal years for each of the industries specified:

Airlines and Aerospace	Chemical	Industrial	Petrochemical
Air Canada American Boeing Northwest United	Dow DuPont Oxy Chemical	Burlington Northern Railroad Ford Motor Company General Motors Hewlett-Packard IBM Intel Motorola Proctor & Gamble Texas Instruments	BP Amoco Chevron Phillips Conoco Shell Sun Oil Texaco

Shipping	State and Local Government	U.S. Federal Government
Maersk Stolt-Nielsen	Local fire departments Local police departments State and local emergency response agencies Other emergency response personnel	Army Coast Guard Department of Homeland Security Department of Justice Department of State Marines NASA Navy

RESEARCH, DEVELOPMENT AND ENGINEERING

We are expanding our product offerings through advances in sensor, wireless, and networking technologies. Examples include:

•	a combined radiation/gas monitoring system;

•	the AreaRAE Gamma, which provides wireless delivery of remotely sensed gas vapors and gamma radiation (an industry first);

•	networking advances, which allow RAE sensors to be connected into industrial networking buses (via Industrial Ethernet connectivity); and

•	advanced sensor/wireless solutions, which are available for applications such as cargo container security or inventory and tracking purposes.

The adoption of applicable bus standards with modular product design and flexible rapid manufacturing have resulted in improved system performance as well as advanced scalability thereby allowing rapid development of new products. New portable products have been introduced for use in confined space/hazardous materials applications (EntryRAE, toxiRAE II). We expect to continue to receive governmental and industry certifications for our products in various jurisdictions.

Our research and development process is done in collaboration with our manufacturing department. Such collaboration is designed to ensure the manufacturability of the product, and expedites the transition from the conceptual design phase to actual production.

We are engaged in a collaborative effort with Shanghai University in China, which is known for its research depth in the electronics engineering, telecommunications, and material science fields. This collaboration has enabled cost-efficient and high return research and development activities, including instrument development and sensor technology. We are able to draw on the expertise of the professors at Shanghai University and recruit from the talent pool that the university has to offer.

We employ 49 people in research, development and engineering of which 16 have advanced degrees, including nine PhDs.

MANUFACTURING

We lease a state-of-the-art manufacturing facility in Shanghai, China where the majority of our components and products are manufactured. Our manufacturing capabilities in Shanghai include:

•	material planning and production scheduling;

•	procurement;

•	incoming quality assurance;

•	manufacturing process design;

•	production, including precision machining, plastic injection, colorimetric tube production, electrochemical sensor manufacturing, and printed circuit board assemblies using surface mount technology;

•	final assembly and test; and

•	quality control and assurance.

The leased facility consists of 44,000 square feet of manufacturing space and enables us to be cost competitive, while maintaining high quality manufacturing standards. We believe that this facility will allow a significant scaling of production to both meet the needs for and allow us to leverage on future growth.

We also have a manufacturing, integration and test site in Sunnyvale, California, where we manufacture some of our more complex and sensitive sensors.

At our manufacturing facilities in Sunnyvale, our capabilities include:

•	material planning and production scheduling;

•	procurement;

•	sensor manufacturing;

•	photo-ionization detection lamp manufacturing;

•	prototyping for engineering;

•	process design;

•	final assembly and test;

•	calibration; and

•	final quality control and assurance.

We have been ISO 9001 certified since 1998, and were upgraded to ISO 9001:2000 in December 2001. Our international manufacturing subsidiary Wa-RAE was certified to ISO 9002, and was upgraded to ISO 9001 in 2001. As of November 30, 2003, we employed 230 people in manufacturing, of which 181 were located in Shanghai, 46 in the United States, and the remainder in Europe and Hong Kong.

COMPETITION

The market for gas detection monitoring devices is highly competitive and we expect the emerging wireless gas monitoring system market to be equally competitive. Our primary competitors include Industrial Scientific Corporation, Mine Safety Appliances Company, BW Technologies, Ion Science, PerkinElmer, Inc., Draeger Safety Inc., Gastec Corporation and Bacou-Dalloz.

Competitors in the gas monitoring industry differentiate themselves on the basis of their technology, quality of product, service offerings, sales capabilities, cost, and time to market. We believe we compete strongly in these areas, and thus consider ourselves one of the industry leaders in the design, development and manufacture of gas monitoring devices. In particular, we believe our ability to develop products that integrate different chemical detection techniques, such as photo-ionization detectors, electrochemical sensors for specific toxic chemicals, and combustible gas detectors, along with communication technologies that allow wireless data transfer, provide us with a competitive advantage vis-à-vis our competitors. In addition, we believe our training support materials are a valuable resource for our distributors and end-users, which make our products more attractive to customers.

Many of our competitors, however, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than us. In addition, some of our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies, and/or devote more resources to technology and systems development.

EMPLOYEES

As of November 30, 2003, we employed 359 individuals. Of those 359 individuals, 230 were in manufacturing (181 in China; 46 in the United States; two in Hong Kong, and one in Europe), 49 in research, development and engineering, 40 in sales and marketing, and 40 in finance, administration and information technology. Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

PROPERTIES

Our corporate headquarters and principal offices are located in a leased facility in Sunnyvale, California. The Sunnyvale facility consists of approximately 25,000 square feet, which includes research and development, sales and marketing, and general and administrative operations, under a lease expiring in October 2009. This facility is adequate to meet the needs of our current operations. Through our wholly-owned subsidiary, Wa-RAE, in Shanghai, China, we lease a state-of-the-art manufacturing facility, consisting of approximately 44,000 square feet, and a research and development facility consisting of approximately 20,000 square feet. The lease on the research and development facility will expire in phases as to portions of the property from March 2004 until March 2008. The lease on the manufacturing facility expires in January 2007 and contains an option to purchase the property.

We maintain a sales office in Fan Ling, Hong Kong, from which we sell our products to Asia. The lease of the Fan Ling office has been renegotiated for a period of three years commencing in January 2002. We also maintain a sales and service center in Copenhagen, Denmark, from which we sell our products to Europe, Australia and New Zealand, the Middle East and Africa.

MANAGEMENT

The following table sets forth the names, ages and positions held by our directors, executive officers, and other key employees.

Name	Age	Position
Robert I. Chen	56	President, Chairman, Chief Executive Officer and Director
Joseph Ng	55	Vice President, Business Development, Chief Financial Officer
Peter Hsi	53	Vice President, Chief Technology Officer, Director
Hong Tao Sun	40	Vice President, Engineering
Lyle Feisel	68	Director
Neil W. Flanzraich	60	Director
Edward C. Ross	62	Director
Bo Andersson	52	Director

ROBERT CHEN co-founded RAE Systems in 1991 and has served as President, Chief Executive Officer, and as a member of the board of directors since our inception. From 1981 to 1990, Mr. Chen served as President and Chief Executive Officer of Applied Optoelectronic Technology Corporation, a manufacturer of computer-aided test systems, a company he founded and subsequently sold to Hewlett-Packard. Mr. Chen currently serves on the board of directors for the Shanghai Ericsson Simtek Electronics Company, Limited, a telecommunications and electronics company. Mr. Chen received a B.S.E.E. from Taiwan National Cheng Kung University, a M.S.E.E. from South Dakota School of Mines and Technology, and graduated from the Harvard Owner/President program.

JOSEPH NG has served as our Vice President of Business Development and Chief Financial Officer since February 2001. From 1999 to 2001, Mr. Ng was the Marketing Manager for the E-Services Division of Hewlett-Packard, and from 1997 to 1999, the Controller for the Personal Computer and Printer Division of Hewlett-Packard. From 1995 to 1997, Mr. Ng was the Controller for the Computer Division of Hewlett-Packard-Japan, and from 1988 to 1990, the Chief Financial Officer for Applied Optoelectronic Technology Corporation. Mr. Ng received a B.S. in Accounting from Baruch College, and a M.A. in History from Stanford University. Mr. Ng is a certified public accountant in the State of California.

PETER HSI co-founded RAE Systems in 1991 and has served as our Vice President, Chief Technology Officer, and as a member of the board of directors since our inception. Prior to co-founding RAE Systems, Dr. Hsi worked at Applied Optoelectronic Technology Corporation as the chief architect for semiconductor test systems. Dr. Hsi has filed 18 patent applications, of which eight have been granted and ten are pending. Dr. Hsi received a B.S.E.E. from the National Chiao-Tung University, and a M.S. and Ph.D. in Electrical Engineering from Syracuse University.

HONG TAO SUN has served as our Vice President of Engineering since January 2002. Dr. Sun joined RAE Systems in 1997, and has been instrumental in the design and development of key sensor technologies. Prior to joining RAE Systems, Dr. Sun was a research fellow for the Royal Melbourne Institute of Technology in Australia and the University of L’Aquila in Italy. Dr. Sun has over 10 years as a research scientist in the fields of photo-ionization detection and sensor development. Dr. Sun has authored over 60 international research papers, and has written two scientific books. Dr. Sun has developed seven patents, three of which are in the field of photo-ionization detection. In 1990, Dr. Sun received a Ph.D. in Electrical Engineering from Xi’an Jiaotong University.

LYLE FEISEL has served as a member of our board of directors since March 2001. In 2001, he retired as the Dean of the Thomas J. Watson School of Engineering and Applied Science, and Professor of Electrical Engineering at the State University of New York at Binghamton. Dr. Feisel joined the faculty of SUNY Binghamton in 1983. Dr. Feisel is a Life Fellow of the Institute of Electrical and Electronics Engineers and of the American Society for Engineering Education, and is a Fellow of the National Society of Professional Engineers. He is active in the affairs of those organizations and in the development and accreditation of engineering education worldwide. Dr. Feisel received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from Iowa State University.

NEIL W. FLANZRAICH has served as a member of our board of directors since December 2000. Since May 1998, he served as Vice Chairman and President of IVAX Corporation, a pharmaceutical company. From 1995 to May 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman White and McAuliffe, and from 1981 to 1994, Senior Vice President and member of the corporate Operating Committee at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich is a director of IVAX Diagnostics and Continucare Corporation. He also serves as Chairman of the Israel America Foundation. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.

EDWARD C. ROSS has served as a member of our board of directors since March 2001, and is currently the President of TSMC North America, a semiconductor company. From 1998 to 2000, Dr. Ross served as Senior Vice President of the Professional Services Group of Synopsys, Inc., a computer-aided design company, where he was responsible for developing and executing Synopsys’ consulting business practices. From 1995 to 1998, Dr. Ross was the President of the Technology and Manufacturing Group of Cirrus Logic, a semiconductor company. Dr. Ross received a B.S.E.E from Drexel University, and a M.S.E.E., M.A, and Ph.D. from Princeton University.

BO ANDERSSON has served as a member of our board of directors since June 2002. In September 2002, he was appointed President of Ericsson Micro Components, and from May 2000 to August 2002, served as President and CEO of Ericsson Microelectronics. In 1998, Mr. Andersson was appointed Head of the Microelectronics Business Unit and between 1994 to 1998, was the General Manager for the Power Modules Business within the Ericsson Components AB, a telecommunications company. In 1994, Mr. Andersson was the Project Manager for the building of the sub micron facility in Kista, Sweden, and in 1977, he joined Ericsson where he was the Head of Process Technology Development. Mr. Andersson is Chairman of the Board of Ericsson Power Modules AB and Chairman of the Board of Shanghai Ericsson Simtec Electronics Co., Ltd. He is also Chairman of the Steering Committee for the Microtechnologies Centre at Chalmers University in Sweden. Mr. Andersson received a M.S. degree in Physical Engineering from the Royal Institute of Technology in Stockholm, Sweden in 1977.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of December 23, 2003 the ownership of our voting stock by:

•	each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our executive officers listed on the Summary Compensation Table in our Definitive Proxy Statement, filed March 31, 2003;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all selling stockholders.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the table is based on 46,731,704 shares of common stock, which is the approximate number of shares of RAE common stock outstanding as of December 23, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within sixty (60) days of December 23, 2003 are deemed outstanding and beneficially owned for the purpose of computing the percentage ownership of the person or entity holding such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

We cannot estimate the number of shares that will be held by the selling stockholders after the completion of any offering because the selling stockholders may decide to sell all, some or none of the shares they are offering from time to time.

Beneficial Owner (1)	Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Sold in the Offering	Common Stock Beneficially Owned FollowingOffering
	Shares (2)	Percentage (3)		Shares (4)	Percentage (3)(4)
5% Stockholders
Michael Gardner (5)	3,086,596	6.6%	0	3,086,596	6.6%
Philip J. Sheridan	2,684,261	5.7%	0	2,684,261	5.7%
Directors and Executive Officers
Robert I. Chen (6)	17,964,905	38.4%	1,500,000	16,464,905	35.2%
Peter H. Hsi	4,336,332	9.3%	300,000	4,036,332	8.6%
Neil W. Flanzraich (7)	574,472	1.2%	0	574,472	1.2%
Joseph Ng (8)	243,521	*	0	243,521	*
Hong Tao Sun (9)	304,420	*	0	304,420	*
Edward C. Ross (10)	109,865	*	0	109,865	*
Lyle D. Feisel (11)	174,865	*	0	174,865	*
Bo Andersson (12)	39,583	*	0	39,583	*
All directors and executive officers as a group (9 people) (13)	23,747,962	50.8%	1,800,000	21,891,052	47.0%

*	Less than 1%.

Except as otherwise noted, the address for each person listed above is c/o RAE Systems, 1339 Moffett Park Drive, Sunnyvale, California 94089. The address for Michael Gardner is c/o Baytree Capital Associates, LLC, The Trump Building at 40 Wall Street, New York, New York 10005.

(1)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options or warrants. Calculations of percentages of beneficial ownership assume the exercise by the named stockholder of all options and warrants for the purchase of common stock held by such stockholder, which are exercisable within sixty days of December 23, 2003.
(2)	Includes shares of common stock that can be acquired upon exercise of warrants and/or options to purchase our common stock exercisable within sixty days of December 23, 2003.
(3)	Calculated on the basis of 46,731,704 shares of common stock, which is the approximate number of shares of RAE common stock outstanding as of December 23, 2003, except that shares of common stock underlying options and warrants exercisable within sixty days of December 23, 2003 are deemed outstanding for purposes of calculating the beneficial ownership of the holders of such options and/or warrants.
(4)	Assumes the sale of all 1,800,000 shares of common stock offered by the selling stockholders but does not include any sales of securities in connection with the primary offering.
(5)	Includes warrants issued to Michael Gardner to purchase 1,212,082 shares of common stock.
(6)	Includes 3,097,380 shares of common stock held by Mr. Chen’s spouse, Lien Q.C. Chen, of which he disclaims beneficial ownership, and 11,770,145 shares of common stock held jointly between Robert I. and Lien Q.C. Chen, and by Robert I. Chen as trustee of the Robert I. Chen 2001 Living Trust and held by Lien Q.C. Chen as trustee of the Lien Q.C. Chen 2001 Living Trust.
(7)	Includes 47,917 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(8)	Includes 10,000 shares each held by Dominique Ng, Madeline Ng, and Gabrielle Ng, children of Mr. Ng, and 116,152 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(9)	Includes 212,472 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(10)	Includes 47,917 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(11)	Includes 87,917 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(12)	Includes 39,583 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.
(13)	Includes 551,958 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after December 23, 2003.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. As of December 23, 2003, approximately 46,731,704 shares of our common stock were outstanding.

Common Stock

The following description of our common stock is a summary. If we offer common stock, the specific rights will be described in the prospectus supplement relating to the common stock offered. You should be aware that our amended and restated articles of incorporation, as amended, together with our bylaws, and not this summary, define any rights you may have as a holder of our common stock.

Listing

Our outstanding shares of common stock are listed on the American Stock Exchange under the symbol “RAE”. Any additional common stock we issue also will be listed on the American Stock Exchange.

Dividends

Subject to the rights of any series of preferred stock that we may issue, the holders of common stock are entitled to receive ratably any dividends when and as declared by the board of directors. Dividends may be paid in cash, stock or other form out of legally available funds.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders.

Other Rights

We will notify common stockholders of any stockholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any. The holders of our common stock have no preemptive rights. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities.

Convertible Preferred Stock and Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series subject to any limitations prescribed by law. The Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock.

Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of RAE or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

The following description sets forth certain general terms and provisions of the convertible preferred stock and preferred stock we may issue. If we offer convertible preferred stock, such stock will be convertible into shares of our common stock. With respect to any convertible preferred stock or preferred stock (each referred to herein as preferred stock) we may choose to offer, the specific designations and rights will be described in the prospectus supplement relating to the preferred stock offered, including the following terms:

•	the title of the preferred stock;

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for shares of our common stock, and the terms of any such conversion;

•	any listing of the preferred stock on any securities exchange;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation and dissolution or winding up; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Any prospectus supplement filed in connection with an offering of preferred stock will describe all material terms of such series of preferred stock and all material terms of any common stock, if any, issuable upon conversion of such preferred stock. However, the description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of amendment to our certificate of incorporation relating to the applicable series of preferred stock, together with our bylaws. The registration statement of which this prospectus forms a part currently does or will in the future include the certificate of amendment and our bylaws as exhibits or incorporate them by reference.

The preferred stock will, if and when issued, be fully paid and non-assessable.

Antitakeover Provisions

Effect of Delaware Law Statute. We are incorporated under the laws of the state of Delaware and therefore subject to Delaware corporations law, including Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions. Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or gain control of us. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. Moreover, our bylaws have eliminated the right of stockholders to act by written consent and do not allow for cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of us.

Classified Board of Directors. Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to nomination of candidates for election as directors, the removal of directors and amendments to our certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the secretary of RAE Systems prior to the meeting. To be timely, notice must be received by our secretary not less than 120 calendar days prior in advance of the anniversary date that the our proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain information specified in the bylaws.

Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of a director’s fiduciary duties as a director, except for liability

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements. Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers which will provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the Interwest Transfer Company, Inc. Its address is 1981 East 4800 South, Suite 100, Salt Lake City, Utah, 94117, and its telephone number at this location is (801) 272-9294.

DESCRIPTION OF SECURITIES WARRANTS

The following description sets forth certain general terms and provisions of our securities warrants. If we offer securities warrants, the specific terms of the securities warrants offered will be described in the prospectus supplement relating to such offered securities warrants.

We may issue warrants for the purchase of preferred stock or common stock. Securities warrants may be issued alone or together with preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders of securities warrants.

We have summarized the material terms and provisions of the securities warrant agreements and securities warrants below. The applicable prospectus supplement will describe the material terms and provisions of the securities warrants offered through that prospectus supplement as well as the material terms of the securities issuable upon exercise of the securities warrants. The registration statement of which this prospectus forms a part will include the securities warrant agreements and certificates as exhibits or incorporate them by reference.

General

If we offer securities warrants, the applicable prospectus supplement will describe their terms.

If securities warrants for the purchase of preferred stock or common stock are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following where applicable:

•	the offering price;

•	the total number of shares that can be purchased if a holder of the securities warrants exercises them and, in the case of securities warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•	the designation and terms of the series of preferred stock or common stock with which the securities warrants are being offered and the number of securities warrants being offered with each share of preferred stock or share of common stock;

•	the date on and after which the holder of the securities warrants can transfer them separately from the related preferred stock or common stock;

•	the number of shares of preferred stock or shares of common stock that can be purchased if a holder exercises the securities warrant and the price at which the preferred stock or common stock may be purchased upon each exercise;

•	the date on which the right to exercise the securities warrants begins and the date on which the right expires;

•	United States federal income tax consequences; and

•	any other terms of the securities warrants.

Securities warrants for the purchase of preferred stock or common stock will be represented by one or more warrant agreements. In order to exercise the warrants, the holder of the warrant must present an exercise notice to the Company and accompany such notice with the underlying warrant agreement.

A holder of securities warrant certificates may:

•	exchange them for new certificates of different denominations;

•	present them for registration of transfer; and

•	exercise them at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement.

Until any securities warrants to purchase preferred stock or common stock are exercised, holders of these securities warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

Each holder of a securities warrant is entitled to purchase the principal number of shares of preferred stock or shares of common stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised securities warrants will become void.

A holder of securities warrants may exercise them by following the general procedure outlined below:

•	delivering to the securities warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the securities warrant certificate representing the securities warrants; and

•	delivering the securities warrant certificate representing the securities warrants to the securities warrant agent within five business days of the securities warrant agent receiving payment of the exercise price.

If a holder complies with the procedures described above, his securities warrants will be considered to have been exercised when the securities warrant agent receives payment of the exercise price. After the holder has completed those procedures, we will, as soon as practicable, issue and deliver to the holder the preferred stock or common stock that he purchased upon exercise. If the holder exercises fewer than all of the securities warrants represented by a securities warrant certificate, the securities warrant agent will issue to the holder a new securities warrant certificate for the unexercised amount of securities warrants. Holders of securities warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the securities warrants.

Amendments and Supplements to Securities Warrant Agreements

We may amend or supplement a securities warrant agreement without the consent of the holders of the applicable securities warrants if the changes are not inconsistent with the provisions of the securities warrants and do not materially adversely affect the interests of the holders of the securities warrants. We, along with the securities warrant agent, may also modify or amend a securities warrant agreement and the terms of the securities warrants if a majority of the then-outstanding unexercised securities warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the securities warrants may be made without the consent of each holder affected by the modification or amendment.

Securities Warrant Adjustments

Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of common stock or preferred stock covered by, a securities warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

•	if we issue capital stock as a dividend or distribution on the common stock or preferred stock;

•	if we subdivide, reclassify or combine the common stock preferred stock;

•	if we issue rights or warrants to all holders of common stock or preferred stock entitling them to purchase common stock or preferred stock at less than the current market price; or

•	if we distribute to all holders of common stock or preferred stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or if we distribute to all holders of common stock or preferred stock rights or warrants, excluding those referred to in the bullet point above.

Except as stated above, the exercise price and number of shares of common stock or preferred stock covered by a securities warrant will not be adjusted if we issue common stock or preferred stock or any securities convertible into or exchangeable for common stock or preferred stock, or securities carrying the right to purchase common stock or preferred stock or securities convertible into or exchangeable for common stock or preferred stock.

Holders of securities warrants may have additional rights under the following circumstances:

•	a reclassification or change of the common stock;

•	a consolidation or merger involving our company; or

•	a sale or conveyance to another corporation of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock or preferred stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for common stock or preferred stock, the holders of securities warrants then outstanding will be entitled to receive upon exercise of their securities warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their securities warrants immediately before the transaction.

PLAN OF DISTRIBUTION

We or the selling stockholders, as the case may be, may sell securities pursuant to this prospectus, as supplemented or amended, (1) through agents designated by us, (2) through underwriters or dealers, or (3) through a combination of these methods. All participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or public offering price of the securities to be offered;

•	the use of net proceeds from the sale of the securities;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Unless otherwise indicated in an applicable prospectus supplement, selling agents, if any, will act on a best efforts basis for the period of its appointment.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters must purchase all the securities offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in the sale the securities, we or the selling stockholders, as the case may be, will sell the securities to them as principals. They may then resell such securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

We or the selling stockholders, as the case may be, may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. If we and/or the selling stockholders sell securities under such delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commission payable for that solicitation. In addition, each delayed delivery contract, when issued, will contain definite fixed price and quantity terms. The obligations of any purchaser pursuant to a delayed delivery contract will not be subject to any market outs or other conditions other than it will not violate applicable law, and in the event that the underlying securities are also being sold to underwriters at the time of performance under the delayed delivery contract, the conditions that those securities are in fact sold to those underwriters. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

Underwriters, dealers and agents and selling stockholders that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

We or the selling stockholders, as the case may be, may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us, our subsidiaries, or the selling stockholders in the ordinary course of their businesses.

During such time as we and the selling stockholders may be engaged in a distribution of the securities covered by this prospectus, we and the selling stockholders are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes us, the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

There can be no assurance that the selling stockholders will sell any or all of their shares of common stock covered by this prospectus.

LEGAL MATTERS

The validity of the securities issued hereunder will be passed upon for us by our counsel, Gray Cary Ware & Freidenrich LLP, East Palo Alto, California. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements of RAE Systems Inc. as of December 31, 2002 and 2001 and for each of three years in the period ended December 31, 2002 included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, and are included herein in reliance on such reports given upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

RAE Systems Inc.

F–(i)

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders

RAE Systems Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of RAE Systems Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RAE Systems Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

San Jose, California

January 28, 2003, except for Note 1(r),

as to which the date is April 17, 2003.

F–1

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002	December 31, 2001
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$6,678,300	$7,193,500	$3,742,600
Restricted cash	—	—	3,000,000
Accounts receivable, net of allowance for doubtful accounts of $175,700, $175,700 and $200,000, respectively	4,736,300	2,475,700	2,398,100
Inventories	3,884,100	3,176,400	3,715,800
Prepaid expenses and other current assets	834,700	402,000	267,100
Deferred income taxes	528,800	528,800	500,800

Total Current Assets	16,662,200	13,776,400	13,624,400

Property and Equipment, net	1,805,600	2,026,800	1,202,300

Deposits and Other Assets	150,100	81,800	216,500

Investment in Unconsolidated Affiliate	586,600	784,700	—

	$19,204,500	$16,669,700	$15,043,200

Liabilities, Convertible Redeemable Preferred Stock, and Shareholders’ Equity

Current Liabilities:
Note payable and lines of credit	$—	$—	$4,425,800
Accounts payable	1,204,300	942,400	842,200
Accounts payable to affiliate	608,500	757,900	—
Accrued expenses	2,044,600	1,689,700	1,234,800
Income taxes payable	630,300	1,726,200	1,670,200
Current portion of deferred revenue	50,800	149,700	248,900
Current portion of capital lease obligations	132,200	159,600	96,600

Total Current Liabilities	4,670,700	5,425,500	8,518,500

Deferred Revenue, net of current portion	84,500	—	149,900
Capital Leases Obligations, net of current portion	15,100	107,300	51,300
Deferred Income Taxes	277,200	277,200	443,100
Minority Interest in Consolidated Subsidiary	—	—	1,141,900

Total Liabilities	5,047,500	5,810,000	10,304,700

Commitments and Contingencies

Convertible Redeemable Preferred Stock:
Series A, $0.001 par value; 1,084,083 shares authorized, issued, and outstanding at December 31, 2001	—	—	300,000
Series B, $0.001 par value; 1,548,690 shares authorized, issued, and outstanding at December 31, 2001	—	—	1,000,000

	—	—	1,300,000

Shareholders’ Equity:
Common stock, $0.001 par value; 200,000,000 shares authorized; 45,982,223, 46,591,721 and 25,542,482 shares issued and outstanding, respectively	46,000	45,500	25,500
Additional paid-in capital	18,437,500	17,955,800	1,301,000
Deferred compensation	—	(516,600)	(717,800)
Cumulative other comprehensive income	3,300	—	—
(Accumulated deficit) Retained earnings	(4,330,400)	(6,625,000)	2,829,800

Total Shareholders’ Equity	14,157,000	10,859,700	3,438,500

	$19,204,500	$16,669,700	$15,043,200

See accompanying notes to consolidated financial statements.

F–2

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 unaudited)

Consolidated Statements of Operations

	Nine Months Ended September 30,		Years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Net Sales	$22,767,800	$15,581,700	$21,844,800	$19,013,600	$18,194,100

Cost of Sales	8,812,100	6,577,900	8,774,100	7,041,900	6,579,000

Gross Margin	13,955,700	9,003,800	13,070,700	11,971,700	11,615,100

Operating Expenses:
Sales and marketing	5,062,800	3,971,200	5,356,000	4,486,700	4,622,000
General and administrative	3,630,400	3,311,600	4,449,600	3,055,900	2,236,000
Research and development	2,179,900	1,946,900	2,531,100	3,289,300	3,184,300
Legal fees and settlement costs	130,000	575,100	968,700	1,237,000	291,100
Merger costs	—	8,734,700	8,735,700	—	—

Total Operating Expenses	11,003,100	18,539,500	22,041,100	12,068,900	10,333,400

Operating Income (Loss)	2,952,600	(9,535,700)	(8,970,400)	(97,200)	1,281,700

Other Income (Expense):
Interest income	23,900	46,400	53,700	136,100	197,600
Interest expense	(19,800)	(110,200)	(118,900)	(294,200)	(272,400)
Other, net	14,000	1,600	100	(9,000)	13,000
Equity in loss of unconsolidated affiliate	(198,100)	(198,400)	(283,700)	—	—

Total Other Income (Expense)	(208,000)	(263,800)	(348,800)	(167,100)	(61,800)

Income (Loss) Before Income Taxes and Minority Interest	2,744,600	(9,799,500)	(9,319,200)	(264,300)	1,219,900

Income taxes	450,000	36,400	135,600	54,100	418,600

Income (Loss) Before Minority Interest	2,294,600	(9,835,900)	(9,454,800)	(318,400)	801,300

Minority interest in loss of consolidated subsidiary	—	—	—	455,200	27,900

Net Income (Loss)	$2,294,600	$(9,835,900)	$(9,454,800)	$136,800	$829,200

Basic Earnings (Loss) Per Common Share	$0.05	$(0.26)	$(0.24)	$0.01	$0.04

Diluted Earnings (Loss) Per Common Share	$0.05	$(0.26)	$(0.24)	$0.00	$0.02

Weighted-average common shares outstanding	45,914,155	37,976,136	39,902,169	24,154,797	22,864,656

Convertible preferred stock	—	—	—	10,531,092	10,531,092

Stock options	3,995,662	—	—	2,381,982	2,040,420

Diluted weighted-average common shares outstanding	49,909,777	37,976,136	39,902,169	37,067,871	35,436,168

See accompanying notes to consolidated financial statements.

F–3

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Cumulative Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balances, January 1, 2000	22,647,146	$22,600	$201,000	$(53,400)	$—	$1,863,800	$2,034,000

Issuance of common stock due to exercise of stock options	762,017	800	28,700	—	—	—	29,500
Deferred compensation related to stock options granted	—	—	160,900	(160,900)	—	—	—
Amortization of deferred compensation	—	—	—	62,100	—	—	62,100
Net income	—	—	—	—	—	829,200	829,200

Balances, December 31, 2000	23,409,163	23,400	390,600	(152,200)	—	2,693,000	2,954,800

Issuance of common stock due to exercise of stock options	1,049,236	1,000	58,300	—	—	—	59,300
Issuance of common stock due to exercise of stock purchase rights	1,084,083	1,100	86,400	—	—	—	87,500
Deferred compensation related to stock options granted	—	—	765,700	(765,700)	—	—	—
Amortization of deferred compensation	—	—	—	200,100	—	—	200,100
Net income	—	—	—	—	—	136,800	136,800

Balances, December 31, 2001	25,542,482	25,500	1,301,000	(717,800)	—	2,829,800	3,438,500

Common stock issued in connection with merger with Nettaxi.com, net of offering costs of $762,000	7,896,764	7,900	6,195,600	—	—	—	6,203,500
Conversion of preferred stock to common stock	10,531,092	10,500	1,289,500	—	—	—	1,300,000
Common stock issued for services	960,000	1,000	2,120,600	—	—	—	2,121,600
Common stock purchase rights granted for services	—	—	2,308,300	—	—	—	2,308,300
Common stock warrants granted for services	—	—	4,305,800	—	—	—	4,305,800
Common stock option granted for services	—	—	16,400	(16,400)	—	—	—
Issuance of common stock due to exercise of stock options	586,337	600	43,900	—	—	—	44,500
Amortization of deferred compensation	—	—	—	217,600	—	—	217,600
Compensation expense under variable accounting of common stock options	—	—	374,700	—	—	—	374,700
Net loss	—	—	—	—	—	(9,454,800)	(9,454,800)

Balances, December 31, 2002	45,516,675	45,500	17,955,800	(516,600)	—	(6,625,000)	10,859,700

(The information below is Unaudited)
Adoption of fair value recognition provisions for stock-based employee compensation	—	—	(516,600)	516,600	—	—	—
Issuance of common stock due to exercise of warrants and stock options	1,092,683	1,100	170,800	—	—	—	171,900
Common stock warrants granted for services	—	—	330,600	—	—	—	330,600
Stock-based compensation	—	—	469,900	—	—	—	496,900
Correction for shares not issued	(17,637)	—	—	—	—	—	—
Foreign currency translation gain	—	—	—	—	3,300	—	3,300
Net income	—	—	—	—	—	2,294,600	2,294,600

Balances, September 30, 2003 (Unaudited)	46,591,721	$46,000	$18,437,600	$—	$3,300	$(4,330,400)	$14,157,000

See accompanying notes to consolidated financial statements.

F–4

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities:
Net Income (Loss)	$2,294,600	$(9,835,900)	$(9,454,800)	$136,800	$829,200
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	637,500	411,400	583,400	447,800	429,700
Provision for doubtful accounts	30,000	(24,200)	49,600	161,900	41,000
Inventory reserve	334,000	24,200	235,300	30,000	100,000
Stock-based employee	496,900	592,400	593,300	200,100	62,100
Equity in loss of unconsolidated affiliate	198,100	198,400	283,700	—	—
Minority interest in loss of consolidated subsidiary	—	—	—	(455,200)	(27,900)
Common stock issued for services	—	2,121,600	2,121,600	—	—
Common stock purchase rights granted for services	—	2,308,300	2,308,300	—	—
Common stock warrants granted for services	56,600	4,305,800	4,305,800	—	—
Deferred income taxes	—	—	(193,900)	(74,300)	(427,000)
Changes in operating assets and liabilities, net of effects of deconsolidation:
Accounts receivable	(2,290,600)	(227,400)	(127,200)	(289,800)	(932,400)
Inventories	(947,400)	212,800	304,100	(517,200)	(225,800)
Prepaid expenses and other current assets	(158,700)	(169,000)	(136,000)	2,300	(91,700)
Accounts payable	261,900	872,200	100,200	(129,100)	133,800
Accounts payable to affiliate	(149,400)	59,700	59,700	—	—
Accrued expenses	354,900	(117,000)	458,000	(287,300)	704,100
Income taxes payable	1,095,900	(206,300)	56,000	44,800	967,700
Deferred revenue	(14,400)	(51,800)	(249,100)	(218,300)	612,600

Net Cash Provided by (Used in) Operating Activities	86,200	(451,000)	1,297,000	(947,500)	2,175,400

Cash Flows From Investing Activities:
Restricted cash	—	3,000,000	3,000,000	(1,000,000)	(2,000,000)
Cash relinquished in deconsolidation	—	(878,300)	(878,300)	—	—
Acquisition of property and equipment	(416,300)	(968,700)	(1,159,700)	(59,500)	(600,700)
Investment in affiliate	—	(500,000)	(500,000)	—	—
Deposits and other	(68,300)	20,700	91,600	(153,000)	(1,400)

Net Cash Provided by (Used in) Investing Activities	(484,600)	673,700	553,600	(1,212,500)	(2,602,100)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock in connection with merger	—	6,965,500	6,965,500	—	—
Payment of merger costs	—	(762,000)	(762,000)	—	—
Proceeds from the exercise of warrant and stock options	171,900	27,800	44,500	59,300	29,500
Proceeds from the exercise of stock purchase rights	—	—	—	87,500	—
Payment on capital lease obligation	(119,600)	(159,200)	(221,900)	(85,800)	(47,700)
Proceeds from notes payable and lines of credit	—	—	—	10,925,800	8,113,300
Payment on notes payable and lines of credit	—	(4,425,800)	(4,425,800)	(8,588,300)	(8,730,000)
Proceeds from minority shareholder investment	—	—	—	500,000	1,125,000

Net Cash Provided By Financing Activities	52,300	1,646,300	1,600,300	2,898,500	490,100

Effect of Exchange Rate Changes	3,300
Net Increase (Decrease) in Cash and Cash Equivalents	515,200	2,771,000	3,450,900	738,500	63,400
Cash and Cash Equivalents, beginning of period	7,193,500	3,742,600	3,742,600	3,004,100	2,940,700

Cash and Cash Equivalents, end of period	$6,678,300	$6,518,600	$7,193,500	$3,742,600	$3,004,100

Supplemental Disclosure of Cash Flow Information:
Cash Paid:
Income taxes	$1,543,300	$242,700	$273,500	$83,600	$2,100
Interest	$21,700	$100,200	$118,900	$284,800	$272,400
Noncash Investing and Financing Activities:
Warrant issued for services	$330,600	$—	$—	$—	$—
Capital leases entered into for equipment	$—	$340,900	$340,900	$12,000	$265,000

See accompanying notes to consolidated financial statements.

F–5

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

1. Summary of Significant Accounting Policies

(a) The Company

RAE Systems is a leading global developer and manufacturer of rapidly-deployable, multi-sensor chemical detection monitors and networks for homeland security and industrial applications. In addition, RAE has a line of portable single-sensor chemical and radiation detection products. RAE’s technologically advanced products are based on proprietary technology, including portable, wireless and fixed atmospheric monitors and photo-ionization detectors and gamma and neutron detectors. RAE’s products enable the military and first responders such as firefighters, law enforcement and other emergency management personnel to detect and provide early warning of weapons of mass destruction and other hazardous materials. Industrial applications include the detection of toxic industrial chemicals, volatile organic compounds and petrochemicals.

RAE was founded in 1991 to develop technologies for the detection and early warning of hazardous materials. The Company has a broad patent portfolio consisting of numerous issued and pending patents that are the basis for many of its products. For example, RAE’s patented photo-ionization detector technology allows its products to rapidly and reliably identify many toxic chemicals and vapors in the part-per-billion range readings. In 1994, RAE expanded its operations into Shanghai, China, giving the Company access to high quality, cost-efficient manufacturing and world class research capabilities.

RAE’s products are used by many U.S. government agencies, including the Department of Homeland Security, the Department of Justice, and the Department of State, as well as all branches of the U.S. military, and by numerous city and state agencies. RAE’s end users also include many of the world’s leading corporations in the airline, automotive, computer and oil industries. The Company’s products are used in civilian and government atmospheric monitoring programs in over 50 countries. Certain federal agencies and departments have standardized their programs on RAE’s products for hazardous materials incident response.

F–6

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

(b) Business Combination

On April 9, 2002, the merger between RAE Systems Inc., a California corporation, (“RAE-California”), and Nettaxi.com, a Delaware corporation, (“Nettaxi”) was consummated. Nettaxi, as the surviving entity to the merger and the Registrant, changed its name to RAE Systems Inc. The stockholders of RAE-California received approximately 80% of the common stock of RAE Systems Inc. at the effective time of the merger and the RAE-California management team continued in their existing roles at RAE Systems Inc. Accordingly, the merger transaction has been accounted for as a reverse merger whereby, for accounting purposes, RAE is deemed to be the acquirer and Nettaxi is deemed to be the acquired entity. As Nettaxi had effectively ceased all revenue generating activities nine months prior to the merger and had planned to abandon (and did abandon) its business model with effect from the consummation of the merger, Nettaxi was deemed to be in substance a shell company. Accordingly, the merger has been treated as a recapitalization of RAE with no goodwill. For this reason, pro forma information giving effect to the merger is not presented (refer to Note 10).

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RAE Systems Inc. and its subsidiaries as described below. RAE owns 100% of RAE Systems Europe ApS (“RAE Europe”) and RAE Systems (Asia) Limited (“RAE Asia”). RAE Europe is a Denmark corporation which distributes and provides services for RAE’s products in Europe, Australia and New Zealand, and throughout the Middle East. RAE Asia is a Hong Kong holding company. RAE Asia owns (i) 100% of RAE Systems Shanghai Incorporated (“RAE Shanghai”), formerly known as Wa-RAE Science Instruments, Ltd., (ii) 100% of RAE Systems Hong Kong Limited (“RAE Hong Kong”), and (iii) 36% of REnex Technology Ltd (“REnex”). RAE Shanghai, which is incorporated in Jiading, Shanghai designs and manufactures RAE’s products for final assembly in the United States. RAE Hong Kong distributes and provides services for RAE’s products in Asia and the Pacific Rim.

F–7

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

REnex, a Hong Kong based research and development corporation, designs and develops a wireless platform for detection and monitoring. In July 2002, REnex completed a $3 million private placement of its capital stock. Based on the terms and conditions of the contract, RAE Asia’s equity interest in REnex decreased from 47% to 36%. Prior to July 2002, RAE exercised managerial control over the day-to-day operations of REnex and controlled approximately 90% of the voting shares of REnex. Accordingly, prior to 2002, REnex was consolidated in the Company’s financial statements. As RAE no longer holds a majority interest in the voting shares, the financial statements herein reflect a change in the accounting for REnex from the consolidated method to the equity method. This change has been made with effect from January 1, 2002.

All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Certain amounts reported in previous periods have been reclassified to conform to current period presentation.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

(e) Unaudited Information

The consolidated financial statements include the unaudited consolidated balance sheet as of September 30, 2003 and the related unaudited consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2003 and 2002. This unaudited information has been prepared by the Company on the same basis as the audited financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

F–8

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

(f) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exits, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Historically, the Company has experienced an insignificant amount of sales returns. Service revenues relating to maintenance services performed by the Company, which represent less than 5% of net revenues in the nine months ended September 30, 2003 and 2002 and in each of the years ended December 31, 2002, 2001, and 2000, are recognized as earned based upon contract terms, which is generally ratably over the term of service. Net revenues includes amounts billed to customers in sales transactions for shipping and handling, as prescribed by the Emerging Issues Task Force Issue No. 00-10 Accounting for Shipping and Handling Fees and Costs. Shipping fees represent approximately 1% of net revenues in the nine months ended September 30, 2003 and 2002, and in each of the years ended December 31, 2002, 2001, and 2000.

In December 1999, the Staff of the Securities and Exchange Commission (SEC) issued its Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. SAB No. 101 provides the Staff’s views in applying generally accepted accounting principles to selected revenue recognition issues. The Company believes that its current revenue recognition policies comply with the provisions of SAB No. 101.

(g) Cash and Cash Equivalents

The Company considers all highly liquid investments having original maturities of 90 days or less to be cash equivalents.

(h) Accounts Receivable and Allowance for Doubtful Accounts

The Company grants credit to its customers after undertaking an investigation of credit risk for all significant amounts. An allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management’s control.

F-9

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

(i) Inventories

Inventories are stated at the lower of cost (moving weighted average method) or market.

(j) Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight–line method over the related estimated useful lives, as follows:

Equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Computers equipment	5 years
Automobiles	5 years
Building improvements	Lesser of 5 years or the remaining lease term

(k) Warranty Repairs

The Company generally provides a one to three year limited warranty on its products and establishes a provision for the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant.

(l) Research and Development

Research and development costs incurred by the Company are expensed as incurred.

(m) Advertising Costs

The Company expenses the costs of advertising as incurred. During the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001, and 2000, advertising expense was $698,000, $237,800, $321,700, $235,000, and $271,600, respectively.

F–10

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

(n) Income Taxes

The Company reports income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits pertaining to unrealized foreign losses have been fully offset by a 100% valuation allowance as management is unable to determine that it is more likely than not that this deferred tax asset will be realized.

(o) Long–Lived Assets

The Company periodically reviews its long–lived assets for impairment. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its estimated fair value.

(p) Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

•	Cash and Cash Equivalents, Accounts Receivable and Accounts Payable:

The carrying amount reported in the balance sheet for these items approximates fair value because of the short maturity of these instruments.

•	Line of Credits:

The Company’s borrowings under its lines of credit are made at floating rates based on the prime-lending rate and the carrying value of such borrowings approximates fair value. In April 2002, the Company used the proceeds received from the merger with Nettaxi to pay off and cancel its outstanding lines of credit.

In May 2003, the Company secured a $3,000,000 line of credit at floating rates based on the prime-lending rate, of which the Company has not made any borrowings against.

F–11

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

As of September 30, 2003, December 31, 2002 and 2001, the fair values of the Company’s financial instruments approximate their historical carrying amounts.

(q) Translation of Foreign Currencies

The balance sheets and income statements of the Company’s foreign subsidiaries are translated at current exchange rates in effect at the end of the fiscal period. Translation gains and losses are immaterial to the consolidated financial statements. Foreign currency transaction gains and losses which are immaterial are included in consolidated net income.

(r) Stock-Based Incentive Programs

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock–Based Compensation, encourages entities to recognize compensation costs for stock–based employee compensation plans using the fair value based method of accounting defined in SFAS No. 123, but allows for the continued use of the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Prior to January 1, 2003, the Company used the accounting prescribed by APB Opinion No. 25, and provided footnote disclosure of pro forma net income and earnings per share as if the fair value based method of accounting had been applied.

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation (Interpretation) No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25, which became effective July 1, 2000. Interpretation No. 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of the Interpretation had no significant impact on the Company’s consolidated financial statements.

In connection with becoming a public company through a reverse merger transaction, certain options granted under the Company’s 1993 Stock Option Plan became subject to variable accounting in accordance with Interpretation No. 44. As of December 31, 2002, there were 2,014,941 options outstanding under the 1993 Stock Option Plan.

F–12

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

In December 2002, the FASB issued statements of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, and amendment of FASB Statement No. 123 (SFAS 148). This statement provides alternative methods of transition for an entity that voluntary changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting to require disclosure about those effects in interim financial information. Effective January 1, 2003, the Company elected to adopt the fair value recognition provisions of SFAS 123 for stock-based employee compensation under the modified prospective method as provided for in SFAS 148. The effects of the adoption of SFAS 123 in accordance with SFAS 148 are reflected in the Company’s 2003 interim financial statements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of stock options at the grant date by using the Black–Scholes option valuation model with the following weighted average assumptions used for grants in 2002, 2001, and 2000: dividend yield of 0%; expected volatility of 63%, 0.1% and 0.1%; risk–free interest rates of 5.01%, 5.02%, and 5.7%, and expected lives of five years for all plan options.

Under the accounting provisions of SFAS No. 123, the Company’s net income (loss) and the basic and diluted net income (loss) per common share would have been adjusted to the pro forma amounts below:

	Nine Months Ended September 30,		December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Net income (loss), as reported	$2,294,600	$(9,835,900)	$(9,454,800)	$136,800	$829,200
Add:
Stock-based employee compensation expense included in reported income, net of related tax effects	496,900	592,400	592,300	200,100	62,100
Deduct:
Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(496,900)	(752,600)	(805,900)	(212,000)	(71,800)

Pro forma net income (loss)	$2,294,600	$(9,996,100)	$(9,668,400)	$124,900	$819,500

Basic earnings (loss) per share:
As reported	$0.05	$(0.26)	$(0.24)	$0.01	$0.04
Pro forma	$0.05	$(0.26)	$(0.24)	$0.01	$0.04
Diluted earnings (loss) per share:
As reported	$0.05	$(0.26)	$(0.24)	$0.00	$0.02
Pro forma	$0.05	$(0.26)	$(0.24)	$0.00	$0.02

(s) Earnings Per Share

The Company applies the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Anti-dilution provisions of SFAS No.128 require consistency between diluted per-common-share amounts and basic per-common share amounts in loss periods. Incremental shares attributable to the assumed exercise of 6,363,017 outstanding options and warrants have increased diluted shares outstanding by 3,995,622 shares for the nine months period ended September 30, 2003. Warrants and options outstanding to purchase 222,086 shares of common stock at prices between $2.61 per share and $248.80 per share, were not included in the computation of diluted earnings per share for the nine month period ended September 30, 2003 because the exercise prices were greater than the average market price of the common stock.

F–13

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

(t) Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities (SFAS 146). This Statement requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Refer to Note 1(r).

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations.

F–14

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations.

2. Inventories

Inventories consist of the following:

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
Raw Materials	$3,401,100	$1,913,700	$1,685,100
Work-in-Progress	248,600	843,500	1,786,600
Finished Goods	234,400	419,200	244,100

	$3,884,100	$3,176,400	$3,715,800

3. Property and Equipment

A summary of property and equipment follows:

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
Equipment	$1,918,100	$1,650,000	$1,236,400
Computer equipment	1,184,400	1,329,100	902,000
Building improvements	574,200	582,500	45,200
Furniture and fixtures	322,200	372,100	367,700
Automobiles	203,400	123,900	123,900

	4,202,300	4,057,600	2,675,200
Less accumulated depreciation	2,396,700	2,030,800	1,472,900

	$1,805,600	$2,026,800	$1,202,300

As of September 30, 2003, December 31, 2002 and 2001, the cost of the Company’s equipment under capital leases, which consist principally of computer equipment, totaled $622,800, $622,800 and $281,900, with accumulated amortization of $440,500, $300,100 and $121,000 as of September 30, 2003, December 31, 2002 and 2001, respectively.

F–15

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

4. Accrued Expenses

Accrued expenses as of September 30, 2003, December 31, 2002 and 2001 are summarized as follows:

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
Compensation and related benefits	$840,600	$795,900	$462,800
Bonuses	412,500	—	—
Warranty reserve	356,600	205,800	111,200
Legal and professional	188,000	378,500	389,600
Accrued commissions	70,800	38,800	45,400
Other	176,100	270,700	225,800

	$2,044,600	$1,689,700	$1,234,800

5. Note Payable and Lines of Credit

As of September 30, 2003 and December 31, 2002, the Company had no notes payable outstanding and no amounts owed under any lines of credit. The notes payable and amounts due under the lines of credit are summarized as follows:

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
HSBC Bank USA	$—	$—	$2,000,000
General Bank	—	—	1,425,800
Note Payable	—	—	1,000,000

	$—	$—	$4,425,800

As of December 31, 2001 the Company had a line of credit arrangement with HSBC Bank USA to borrow up to $3,000,000 at an interest rate of 0.5% below the prime rate (4.25% at December 31, 2001), which expired in October 2002. RAE Asia, having placed $3,000,000 in a restricted cash account, collateralized the letter of credit. As of December 31, 2001 there was $2,000,000 outstanding under this line of credit.

In order to satisfy the restricted cash requirement, RAE Asia entered into a one-year loan agreement, due in July 2002, with Ascendant Incorporated to borrow $1,000,000 at an interest rate of 9.5%.

F–16

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

As of December 31, 2001 the Company also had a line of credit arrangement with General Bank to borrow up to $2,000,000 at an interest rate of prime rate plus 0.25% (5% at December 31, 2001). This line of credit expired in April 2002 and was collateralized by substantially all of the business assets. As of December 31, 2001 there was $1,425,800 outstanding under this line of credit.

In April 2002, with proceeds received from the merger with Nettaxi, the Company paid off and cancelled its outstanding line of credit facilities whereby the restriction on the cash was released.

In May 2003, the Company secured a line of credit arrangement with First Bank to borrow up to $3,000,000 at the prime lending rate. This line of credit expires in May 2004. As of June 30, 2003, the Company has not borrowed against this line.

6. Income Taxes

Income (loss) before income taxes and minority interest comprises:

	Nine Months Ended September 30,		Years Ending December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Domestic	$2,038,900	$(9,753,400)	$(9,510,700)	$(93,800)	$86,200
Foreign	705,700	(46,100)	191,500	(170,500)	1,133,700

	$2,744,600	$(9,799,500)	$(9,319,200)	$(264,300)	$1,219,900

F–17

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Income tax expense (benefit) comprises:

	Current	Deferred	Total
Nine Months Ended September 30, 2003
Federal	$196,100	$—	$196,100
State	148,100	—	148,100
Foreign	105,800	—	105,800

	$450,000	$—	$450,000

	Current	Deferred	Total
Nine Months Ended September 30, 2002
Federal	$—	$—	$—
State	—	—	—
Foreign	36,400	—	36,400

	$36,400	$—	$36,400

	Current	Deferred	Total
Year Ended December 31, 2002
Federal	$240,200	$(32,000)	$208,200
State	800	(161,900)	(161,100)
Foreign	88,500	—	88,500

	$329,500	$(193,900)	$135,600

	Current	Deferred	Total
Year Ended December 31, 2001
Federal	$89,200	$4,200	$93,400
State	800	(78,500)	(77,700)
Foreign	38,400	—	38,400

	$128,400	$(74,300)	$54,100

	Current	Deferred	Total
Year Ended December 31, 2000
Federal	$771,100	$(392,800)	$378,300
State	800	(34,200)	(33,400)
Foreign	73,700	—	73,700

	$845,600	$(427,000)	$418,600

F–18

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

The following summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002, 2001, and 2000 to income before income taxes:

	Nine Months Ended September 30,		Years ending December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Federal income tax (benefit) at statutory rate	$933,200	$(3,331,800)	$(3,168,500)	$(89,900)	$414,800
Nondeductible expenses	181,700	3,216,900	3,193,600	90,100	44,900
Effects of foreign operations	(134,100)	280,800	280,000	205,200	105,000
Federal tax credits	(105,000)	(75,000)	(100,000)	(101,000)	(124,000)
Settlements of tax assessments	(448,500)	—	—	—	—
State income taxes, net of federal benefit	97,700	—	3,100	21,300	64,400
State tax credits	(75,000)	(54,500)	(72,600)	(71,600)	(86,500)

	$450,000	$36,400	$135,600	$54,100	$418,600

Deferred tax assets and liabilities as of September 30, 2003, December 31, 2002 and 2001 were comprised of the following:

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
Deferred tax assets:
Allowance for doubtful accounts	$72,200	$72,200	$82,100
Inventories	146,300	146,300	119,000
Accrued vacation	155,200	155,200	95,900
Other accruals	155,100	155,100	105,700
Deferred revenue	—	—	157,300
Unrealized foreign losses	319,600	319,600	177,400
Federal tax credits	152,800	152,800	—
State income taxes and credits	170,400	170,400	63,000

	1,171,600	1,171,600	800,400
Valuation allowance	(319,700)	(319,700)	(177,400)

Total deferred tax assets	$851,900	$851,900	$623,000

Deferred tax liabilities:
Fixed assets	$(156,900)	$(156,900)	$(121,900)
Foreign earnings	(443,400)	(443,400)	(443,400)

Total deferred tax liabilities	(600,300)	(600,300)	(565,300)

Net deferred tax assets	$251,600	$251,600	$57,700

F–19

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

U.S. income taxes were provided for deferred taxes on undistributed earnings of non-U.S. subsidiaries that are not expected to be permanently reinvested in such companies. There has been no provision for U.S. income taxes for the remaining undistributed earnings of approximately $660,000 as of December 31, 2002, because the Company intends to reinvest these earnings indefinitely in operations outside the United States. If such earnings were distributed, additional U.S. taxes of approximately $224,000 would accrue after utilization of U.S. tax credits. Any foreign withholding taxes incurred as a result of the remittance of all previously undistributed earnings would be creditable against U.S. tax liabilities.

During the nine-month period ended September 30, 2003, the Company reduced its income tax expense by $448,500 upon settlement with the Internal Revenue Service of certain outstanding tax assessments originating in prior years.

As of December 31, 2002, the Company had research credit carryforwards of approximately $153,000 and $255,000 for Federal and California income tax purposes, respectively. The California credits are not subject to expiration under current California tax law.

7. Operating and Capital Leases

The Company and its subsidiaries lease certain manufacturing, warehousing, and other facilities under operating leases expiring in various years through 2009. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. Total rent expense for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002, 2001, and 2000 was $391,900, $560,700, $656,900, $660,700, and $631,700, respectively. The Company also leases certain computer equipment under capital leases expiring in various years through 2004. As of December 31, 2002, future minimum rental payments required under operating and capital leases are as follows:

Year Ending December 31,	Operating Leases	Capital Leases

2003	$493,700	$178,400
2004	508,800	107,200
2005	488,700	—
2006	420,200	—
2007	396,300	—
Thereafter	930,500	—

Total minimum lease payments	$3,238,200	285,600

Less: Amount representing interest at 10 to 19%		18,700

Present value of minimum lease payments		266,900
Less: Current portion		159,600

Long-term capitalized lease obligation		$107,300

F–20

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

8. Employee Benefit Plans

The Company has a defined contribution 401(k) plan (the Plan) for its domestic employees. The Plan is available to all employees who have reached the age of twenty–one and who have completed three months of service with the Company. Under the Plan, eligible employees may defer a portion of their salaries as their contributions to the Plan. The Company’s contributions are determined based on 25% of the first 6% of the covered employee’s salary, subject to statutory maximum levels. Contributions to the Plan totaled $38,200, $36,700, $60,100, $47,700, and $31,400, for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002, 2001, and 2000, respectively.

9. Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its domestic and foreign cash and cash equivalents with high quality financial institutions. Domestic cash balances are insured by the Federal Deposit Insurance Company up to $100,000 per bank. As of September 30, 2003, December 31, 2002 and 2001, the Company had deposits at several domestic financial institutions in excess of insured limits of $3,619,200, $5,189,000 and $978,100, respectively. Also, the Company had deposits at several foreign financial institutions, which are not insured, that aggregated $2,858,800, $1,715,000 and $5,177,500 as of September 30, 2003, December 31, 2002 and 2001, respectively.

A significant portion of the Company’s revenues and accounts receivable are derived from sales made to unrelated distributors located primarily throughout North America, as well as Europe and Asia. The following table presents certain data by geographic area:

	Nine Months Ended September 30,		December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Net sales to external customers:
United States	$16,225,300	$10,583,600	$14,055,300	$13,085,800	$14,036,900

International:
Asia	2,879,400	2,195,500	3,398,200	2,329,900	1,203,500
Europe	2,310,700	1,363,000	2,156,100	1,796,400	1,739,100
Canada and Mexico	786,300	875,600	1,290,400	1,013,500	878,800
All other	566,100	564,000	944,800	788,000	335,800

	6,542,500	4,998,100	7,789,500	5,927,800	4,157,200

Total consolidated net sales to external customers	$22,767,800	$15,581,700	$21,844,800	$19,013,600	$18,194,100

Property and equipment, net:
United States	$679,300	$913,200	$815,100	$732,000	$1,098,500
Asia	1,118,100	1,094,600	1,211,700	470,300	480,100
Europe	8,200	—	—	—	—

Total property and equipment, net	$1,805,600	$2,007,800	$2,026,800	$1,202,300	$1,578,600

F–21

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

For the year ended December 31, 2000, the Company had sales to one customer who comprised 21% of consolidated sales. No individual customer comprised more than 10% of consolidated net sales in the nine months ended September 30, 2003 and 2002 and in the years ended December 31, 2002 and 2001. The Company believes any risk of accounting loss is significantly reduced due to the diversity in customers, geographic sales areas and the Company extending credit based on established limits or terms. The Company performs credit evaluations of its customers’ financial condition whenever necessary, and generally does not require cash collateral.

10. Shareholders’ Equity

Common Stock

On April 9, 2002, the merger between RAE-California and Nettaxi was consummated (See Note 1). Nettaxi, as the surviving entity to the merger and the Registrant, changed its name to RAE Systems Inc. Pursuant to the merger, each outstanding share of RAE-California common stock was exchanged for 1.54869 shares of RAE Systems Inc. common stock and each outstanding option and warrant to purchase shares of RAE-California common stock was exchanged for 1.54869 options and warrants to purchase shares of RAE Systems Inc. common stock. All share and per share data prior to the merger have been restated to reflect the stock split.

In connection with the merger, the Company received $6,965,500 in cash from Nettaxi in exchange for the issuance of 7,896,764 shares of the Company’s common stock. These proceeds were reduced by $762,000 to reflect cash expenses incurred that were directly attributable to the merger. As discussed more fully below, the Company also incurred a total of $8,735,700 in merger costs attributable to the fair value of certain equity instruments issued in connection with the merger. The $8,735,700 has been included in operating expenses in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

The shares of the Company’s preferred stock outstanding at the time of the merger were automatically converted into common stock at the rate of four shares of common stock for each share of preferred stock.

In connection with the closing of the merger, the Company recorded a $2,121,600 non-cash compensation charge for 960,000 shares of common stock issued to a financial adviser for services rendered.

F–22

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Common Stock Purchase Rights

In December 2001, the Company issued 1,084,083 non-plan stock purchase rights, which vested and were exercisable immediately, to an officer, a director and a consultant at an exercise price of approximately $0.08 per share. Under the terms of the stock purchase agreement with these individuals, the shares were placed in escrow and were earned upon consummation of the merger with Nettaxi.com. On April 9, 2002, the effective date of the merger, the fair value of the Company’s stock was $2.21. Based on the fair value of the respective equity instruments as of April 9, 2002, the Company recorded a non-cash compensation charge of $2,308,300 relating to these stock purchase rights.

Warrants

In April 2002, in connection with the closing of the merger, the Company issued warrants, which vested immediately as follows:

(a)	Warrants to purchase 1,750,000 shares of common stock at $1.19 per share, exercisable over three years. The Company has the option to redeem these warrants, at a redemption price of $0.05 per share, if the Company’s common stock trades at a price equal to or greater than $6.00 per share for 20 consecutive days.

(b)	Warrants to purchase 352,734 shares of common stock at $1.13 per share, exercisable over ten years.

The Company recognized a total of $4,305,800 in non-cash compensation for the warrants issued in (a) and (b) above, based on the estimated fair value of the warrants at date of grant. The Company estimates the fair value of warrants at the grant date by using the Black-Scholes valuation model with the following weighted-average assumptions used for grants in 2002: dividend yield of 0%; expected volatility of 174%; risk-free interest rate of 5.62%; and the contractual lives of the warrant.

In April 2003, the Company issued warrants to purchase 24,000 share of the Company’s common stock at an exercise price of $0.54. The warrants vest ratably over a 12 month period and are exercisable over a four year period.

In June 2003, the Company issued warrants to purchase 450,000 shares of the Company’s common stock at an exercise price of $1.07 per share to a third party for financial advisory services. The warrants vested immediately, are non-forfeitable and are exercisable over a four year period.

F–23

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

Non-Plan Stock Options

In 2002, the Company granted certain of its Directors Non-Plan Options to purchase 400,000 shares of non-plan restricted stock at a weighted-average exercise price of $0.985. The options vest 25% after one year with the remainder vesting monthly over the following three years and are exercisable over ten years. As of December 31, 2002, none of the Non-Plan Options outstanding were exercisable.

Stock Option Plan

In August 1993, the Company’s Board of Directors adopted the 1993 Stock Option Plan and in May 2002, the Board of Directors adopted the 2002 Stock Option Plan (collectively “The Plans”), which is subject to its ratification by the shareholders. The Plans authorizes the grant of options to purchase shares of common stock to employees, directors, and consultants of the Company and its affiliates. The options are a combination of both incentive and non-statutory options.

Incentive options may be granted at not less than 100% of the fair market value per share, and non-statutory options may be granted at not less than 85% of the fair market value per share at the date of grant as determined by the Board of Directors or committee thereof, except for options granted to a person owning greater than 10% of the outstanding stock, for which the exercise price must not be less than 110% of the fair market value. Options granted under the Plans generally vest 25% after one year with the remainder vesting monthly over the following three years and are exercisable over ten years.

The Company has reserved 2,014,941 shares of common stock for issuance under the 1993 Stock Option Plan and 5,000,000 shares of common stock for issuance under the 2002 Stock Option Plan. As of December 31, 2002, the Company had 3,561,500 shares of common stock available for future grant under the 2002 Stock Option Plan.

F–24

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

A summary of the status of the Company’s stock option plan as of September 30, 2003, December 31, 2002, 2001, and 2000, and changes during the periods then ended is presented in the following table:

	Options Outstanding
	September 30, 2003		December 31, 2002		December 31, 2001		December 31, 2000
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Beginning	3,453,441	$0.45	2,693,974	$0.07	2,793,837	$0.06	3,054,791	$0.06
Granted	1,053,744	$1.47	1,669,500	$0.99	1,479,801	$0.08	1,546,367	$0.08
Exercised	(411,368)	$0.19	(586,337)	$0.08	(1,049,236)	$0.06	(762,017)	$0.04
Cancelled	(113,430)	$0.51	(323,696)	$0.91	(530,428)	$0.07	(1,045,304)	$0.08

Ending	3,982,386	$0.76	3,453,441	$0.45	2,693,974	$0.07	2,793,837	$0.06

Exercisable at period-end	1,914,316		1,148,699		906,240		1,212,305

Weighted-average fair value of options granted during the period:
		$0.56		$0.56		$0.58		$0.18

The following table summarizes information about stock options outstanding as of September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Prices
				Number Exercisable	Weighted- Average Exercise Prices
$ 0.01-0.50	1,511,584	7.00	$0.07	1,487,811	$0.07
$ 0.51-1.00	583,850	9.50	$0.60	40,208	$0.65
$ 1.01-1.50	1,664,708	9.50	$1.13	382,428	$1.05
$ 1.51-3.50	222,244	9.90	$3.15	3,869	$3.15

	3,982,386		$0.76	1,914,316	$0.29

The Company historically accounted for its stock-based awards using the intrinsic value method in accordance with APB No. 25. Prior to January 1, 2003, compensation cost has been recognized for stock options in the accompanying financial statements if, on the date of grant, the current market value of the underlying common stock exceeded the exercise price of the stock options at the date of grant. In connection with the merger with Nettaxi, which was completed in April 2002, certain options granted under the Company’s 1993 Stock Option Plan are subject to variable accounting. During the year ended December 31, 2002, the Company recognized non-cash compensation in the amount of $374,700 relating to options that are subject to variable accounting. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation.

F–25

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

During the years ended December 31, 2002, 2001, and 2000, deferred compensation of approximately $0, $765,700, and $160,900, respectively, was recorded for options granted at an exercise price below the estimated fair market value of the underlying common stock, of which approximately $217,600, $200,100, and $62,100 was amortized to compensation expense in 2002, 2001, and 2000, respectively. The remaining deferred compensation will be amortized over the balance of the four-year vesting period of stock options. In connection with the adoption of SFAS No. 123, effective January 1, 2003, the unamortized deferred compensation balance of $516,600 was eliminated against addition paid-in-captial in accordance with SFAS No. 148.

F–26

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

11. Commitments and Contingencies

Royalty

Commencing January 1, 2001 and continuing through December 31, 2009, the Company is required to pay Dragerwerk a royalty equal to 7.5% of net sales of certain licensed products relating to U.S. Patent No. 5,654,498 issued August 5, 1997 and entitled “Device for the Selective Detection of a Component in a Gas Mixture”, manufactured or imported for sale by or for the Company in the United States. During the nine months ended September 30, 2003 and 2002, the Company incurred royalty expenses of $47,900 and $32,200, respectively. During the years ended December 31, 2002, 2001, and 2000, the Company incurred royalty expense of $50,800, $47,900, and $73,200, respectively.

Litigation

The Company is engaged in various ongoing legal proceedings incidental to its normal business activities. The Company is unable, however, to predict the outcome of these matters, or reasonably estimate a range of possible losses given the current status of the litigation.

F–27

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

12. Related Party Transactions

During 2001, the Company recognized $11,400 in sales revenue from a Company wholly-owned by an officer shareholder of the Company. Included in accounts receivable as of December 31, 2001 is $3,000 due from this related customer.

Summarized financial data for REnex (the Company’s 36% owned subsidiary accounted for under the equity method with effect from January 1, 2002) as of and for the nine months ended September 30, 2003 and as of and for the year ended December 31, 2002 is as follows:

	At September 30, 2003	At December 31, 2002
Cash and cash equivalents	$1,799,000	2,447,500
Other current assets	105,600	—

Total current assets	1,904,600	2,447,500
Due from affiliates	608,500	757,900
Other noncurrent assets	484,700	342,600

	$2,997,800	3,548,000

Total current liabilities	12,200	12,000
Total shareholders’ equity	2,985,600	3,536,000

	$2,997,800	3,548,000

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31, 2002
Revenues	$29,800	—
Cost of sales	17,500	—
Operating expenses	562,700	674,200

Operating and net loss	$(550,400)	(674,200)

F–28

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

13. Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments, which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2002
Net revenues	$4,545,300	$5,167,300	$5,869,100	$6,263,100	$21,844,800
Gross profit	2,520,500	3,015,900	3,467,400	4,066,900	13,070,700
Operating (loss) income	(69,900)	(9,913,900)	448,100	565,300	(8,970,400)
Net (loss) income	$(179,000)	$(10,017,200)	$360,300	$381,100	$(9,454,800)
Per common share:
Basic:	$(0.01)	$(0.23)	$0.01	$0.01	$(0.24)
Diluted:	$(0.01)	$(0.23)	$0.01	$0.01	$(0.24)

Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2001
Net revenues	$4,527,000	$4,552,300	$4,957,800	$4,976,500	$19,013,600
Gross profit	2,690,500	2,917,400	3,114,600	3,249,200	11,971,700
Operating (loss) income	(5,200)	69,400	(29,800)	(131,600)	(97,200)
Net income	$34,500	$87,100	$1,400	$13,800	$136,800
Per common share:
Basic:	$0.00	$0.01	$0.00	$0.00	$0.01
Diluted:	$0.00	$0.01	$0.00	$0.00	$0.00

F–29

RAE Systems Inc.

Notes to Consolidated Financial Statements

(Information for September 30, 2003 and 2002 is unaudited)

14. Supplemental Disclosures

The following is supplemental disclosure of valuation and qualifying accounts.

Description	Balance as of Beginning of Period	Additions Charged to Expenses	Deductions	Balance as of End of Period
Nine Months Ended September 30, 2003	$175,700	$30,000	$(30,000)	$175,700

Year Ended December 31, 2002:
Allowance for doubtful accounts	$200,000	$49,600	$(73,900)	$175,700

Year Ended December 31, 2001:
Allowance for doubtful accounts	$75,000	$161,900	$(36,900)	$200,000

Year Ended December 31, 2000:
Allowance for doubtful accounts	$34,000	$41,000	$—	$75,000

Description	Balance as of Beginning of Period	Additions Charged to Expenses	Deductions	Balance as of End of Period
Nine Months Ended September 30, 2003	$365,300	$334,000	$(428,300)	$271,000

Year Ended December 31, 2002:
Inventory reserve	$130,000	$235,300	$—	$365,300

Year Ended December 31, 2001:
Inventory reserve	$100,000	$30,000	$—	$130,000

Year Ended December 31, 2000:
Inventory reserve	$—	$100,000	$—	$100,000

Description	Balance as of Beginning of Period	Additions Charged to Expenses	Deductions	Balance as of End of Period
Nine Months Ended September 30, 2003	$205,800	$183,600	$(32,800)	$356,600

Year Ended December 31, 2002:
Warranty reserve	$111,200	$94,600	$—	$205,800

Year Ended December 31, 2001:
Warranty reserve	$104,300	$6,900	$—	$111,200

Year Ended December 31, 2000:
Warranty reserve	$62,400	$41,900	$—	$104,300

F–30

RAE SYSTEMS Inc.

CONVERTIBLE PREFERRED STOCK

PREFERRED STOCK

COMMON STOCK

SECURITIES WARRANTS

PROSPECTUS

January 6, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the common stock covered by this registration statement, other than underwriting discounts and commissions. All of the expenses will be borne by the registrant except as otherwise indicated.

SEC registration fee	$
Fees and expenses of accountants
Fees and expenses of legal counsel
Printing expenses
Miscellaneous expenses

Total	$

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s Bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the registrant in which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the registrant.

The registrant has obtained liability insurance for the benefit of its directors and officers.

Item 16. Exhibits.

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Securities Exchange Act of 1934, as amended, as indicated in parentheses:

Exhibit Number		Description of Document

1.1		Form of Underwriting Agreement (1)

3.1		Certificate of Incorporation of the Registrant (2)

3.2		Bylaws of the Registrant (2)

4.1		Specimen certificate representing the common stock of the Registrant (2)

4.2		Registration Rights Agreement by and between RGC International Investors, LDC and Nettaxi.com, dated as of April 28, 2000 (3)

4.3		Amendment to Certificate of Incorporation defining the terms of certain preferred stock (4)

4.4		Form of Common Stock Warrant Purchase Agreement (5)

4.5		Form of Preferred Stock Warrant Purchase Agreement (5)

5.1	*	Opinion of Gray Cary Ware & Freidenrich, LLP

23.1	*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)

23.2		Consent of BDO Seidman, LLP

24.1	*	Power of Attorney (included on signature page)

(1)	We will file any underwriting agreement relating to preferred stock, common stock or warrants that we enter into as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.
(2)	Previously filed as an exhibit to the registrant’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002 and incorporated herein by reference.
(3)	Previously filed on June 2, 2000 as an exhibit to Nettaxi.com’s Registration Statement on Form S-1 and incorporated herein by reference.
(4)	We will file any Amendment to our Certificate of Incorporation as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.
(5)	We will file forms of warrant agreements relating to any preferred stock or common stock we may offer as exhibits to one or more Current Reports on Form 8-K or in one or more post-effective amendments to this registration statement.
*	Previously filed.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(2) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, any charter provision, bylaw, contract, arrangement, statute or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale and State of California, on the 6th day of January, 2004.

RAE SYSTEMS INC.

By:	/s/ Robert I. Chen
Robert I. Chen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 6, 2004.

Signature	Title

/s/ Robert I. Chen Robert I. Chen	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Joseph Ng* Joseph Ng	Vice President, Business Development, Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Peter H. Hsi* Peter H. Hsi	Vice President, Chief Technology Officer, Director

/s/ Bo Andersson* Bo Andersson	Director

/s/ Lyle D. Feisel* Lyle D. Feisel	Director

/s/ Neil W. Flanzraich* Neil W. Flanzraich	Director

/s/ Edward C. Ross* Edward C. Ross	Director

*By:	/s/ Robert I. Chen	Date: January 6, 2004
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1		Form of Underwriting Agreement (1)

3.1		Certificate of Incorporation of the Registrant (2)

3.2		Bylaws of the Registrant (2)

4.1		Specimen certificate representing the common stock of the Registrant (2)

4.2		Registration Rights Agreement by and between RGC International Investors, LDC and Nettaxi.com, dated as of April 28, 2000 (3)

4.3		Amendment to Certificate of Incorporation defining the terms of certain preferred stock (4)

4.4		Form of Common Stock Warrant Purchase Agreement (5)

4.5		Form of Preferred Stock Warrant Purchase Agreement (5)

5.1	*	Opinion of Gray Cary Ware & Freidenrich, LLP

23.1	*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)

23.2		Consent of BDO Seidman, LLP

24.1	*	Power of Attorney (included on signature page)

(1)	We will file any underwriting agreement relating to preferred stock, common stock or warrants that we enter into as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.
(2)	Previously filed as an exhibit to the registrant’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002 and incorporated herein by reference.
(3)	Previously filed on June 2, 2000 as an exhibit to Nettaxi.com’s Registration Statement on Form S-1 and incorporated herein by reference.
(4)	We will file any Amendment to our Certificate of Incorporation as an exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement.
(5)	We will file forms of warrant agreements relating to any preferred stock or common stock we may offer as exhibits to one or more Current Reports on Form 8-K or in one or more post-effective amendments to this registration statement.
*	Previously filed.